UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A. and subsidiaries

Quarterly Financial Statements

referring to the nine-month period ended

September 30, 2010 and Independent Auditors’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

Independent Auditors’ Report

(Convenience Translation into English of original previously issued in Portuguese)

To the Shareholders, Board Members and Directors of

Contax Participações S.A.

Rio de Janeiro – RJ

1. We have reviewed the accounting information included in the accompanying Quarterly Financial Statements, individual and consolidated, of Contax Participações S.A. (the “Company”) and its subsidiaries, for the quarter ended September 30, 2010, consisting of the balance sheets, the related statements of operations, of cash flows and of changes in shareholders’ equity, the comments on performance and the related explanatory notes, prepared under the responsibility of the Company’s management.

2.  Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (Ibracon), together with the Brazilian Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the Quarterly Financial Statements - ITR; and (b) review of the information and subsequent events that have, or might have had, material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Financial Statements - ITR referred to in the paragraph above for them to be in conformity with the accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Financial Statements - ITR.

4. As disclosed in Note 2 (b), during 2009, CVM approved several Pronouncements, Interpretations and Technical Guidelines issued by the Brazilian Committee of Accounting Pronouncements (CPC) to be effective in 2010, which changed the accounting practices adopted in Brazil. As permitted by CVM Resolution No. 603/09, the Company’s Management opted for presenting its Quarterly Information - ITR using the BR GAAP until December 31,2009, i.e., not applying these rulings effective as of 2010. As required by said CVM Resolution No. 603/09, the Company disclosed this fact in Note 2 (b), as well as outlined the main changes that may affect its financial statements for the year-end  and  estimates its possible effects on shareholders’ equity and results.

Rio de Janeiro, October 25, 2010

(Portuguese Original signed by):

DELOITTE TOUCHE TOHMATSU	José Carlos Monteiro
Independent Auditors	Accountant
CRC 2SP 011.609/O-8 “F” RJ	CRC SP 100.597/O-2 “S” RJ

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

01.01- IDENTIFICATION

1 –CVM CODE	2 – COMPANY NAME	3 – CNPJ (Corporate Taxpayer’s ID)
01910-0	CONTAX PARTICIPAÇÕES S.A.	04.032.433/0001-80
4 – NIRE (Corporate Registry ID)
33.300.275410

01.02 – HEADQUARTERS
1 – ADDRESS	2 – DISTRICT
Rua do Passeio nº 48 a 56 (parte)	Centro
3 – ZIP CODE	4 – CITY	5 – STATE
20021-290	Rio de Janeiro	RJ
6 – AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
021	3131-0000	3131-0172	3131-0168
11 – AREA CODE	12 – FAX	13 – FAX	14 – FAX
021	3131-0292	3131-0293	3131-0294
15 – E-MAIL
ri@contax.com.br
01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)
1 – NAME	2 – ADDRESS
Michel Neves Sarkis	Rua do Passeio, 56 – 16º andar
3 – DISTRICT	4 – ZIP CODE	3 – CITY	6 – STATE
Centro	20021-290	Rio de Janeiro	RJ
7 – AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEPHONE	11 – TELEPHONE	12 – FAX
21	3131-0009	3131-0168	3131-0000	3131-0294
13 – E-MAIL
msarkis@contax.com.br
01.04 – ITR REFERENCE AND AUDITOR INFORMATION
CURRENT YEAR	CURRENT QUARTER	PREVIOUS QUARTER
1 – BEGINNING	2 – END	3 – QUARTER	4 – BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8 – END
01/01/2010	12/31/2010	3	07/01/2010	09/30/2010	2	04/01/2010	06/30/2010
9- INDEPENDENT ACCOUNTANT	10- CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11- TECHNICIAN IN CHARGE	12- TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID)
José Carlos Monteiro	443.201.918-20

01.05 – CAPITAL STOCK

Number of Shares (thousand)	1 – Current Quarter 09/30/2010	2 – Previous Quarter 06/30/2010	3 – Same quarter of previous year 09/30/2009

Paid-in Capital

1 – Common	23,090	23,090	5,773
2 – Preferred	36,681	36,681	9,170
3 – Total	59,771	59,771	14,943

Treasury shares

4 – Common	452	83	166
5 – Preferred	-	-	-
6 – Total	452	83	166

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

01.06 – COMPANY PROFILE

1 – TYPE OF COMPANY	2 – STATUS	3 – NATURE OF OWNERSHIP	4 – ACTIVITY CODE
Commercial, Industrial and Other types of company	Operational	Domestic Holding Company	3990 – Management and Venture Capital Company – Without Main Sector
5 – MAIN ACTIVITY	6 – CONSOLIDATION TYPE	7 – TYPE OF AUDITORS’ REPORT
Venture Capital and Management	Total	Unqualified opinion

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ (Corporate Taxpayer’s ID)	3 – CORPORATE NAME

01.08 – CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM 01 02	2 – EVENT AGO* AGO*	3 – APPROVAL 04/28/2010 04/28/2010	4 – TYPE DIVIDEND DIVIDEND	5 – DATE OF PAYMENT 06/28/2010 06/28/2010	6 – TYPE OF SHARE COMMON SHARE PREFERRED SHARE	7 – AMOUNT PER SHARE R$ 1,508479 R$ 1,508479

*Annual General Meeting

01.09 –SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK (in thousands of reais)	4 – AMOUNT OF CHANGE (in thousands of reais)	5 – NATURE OF CHANGE	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE WHEN ISSUED (Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
Rio de Janeiro, October 26, 2010.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

02.01 – BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 09/30/2010	4 - 06/30/2010

1	Total Assets	439,363	425,528
1.01	Current Assets	75,281	84,537
1.01.01	Cash and Cash Equivalents	73,084	83,743
1.01.02	Credits	-	-
1.01.02.01	Clients	-	-
1.01.02.02	Sundry Credits	-	-
1.01.03	Inventories	-	-
1.01.04	Other	2,197	794
1.01.04.01	Deferred and Recoverable Taxes	2,174	748
1.01.04.02	Credits Receivable - Subsidiary	-	-
1.01.04.03	Dividends Receivable - Subsidiary	-	-
1.01.04.04	Prepaid Expenses	23	46
1.02	Non-current Assets	364,082	340,991
1.02.01	Long-Term Assets	53,122	53,077
1.02.01.01	Sundry Credits	-	-
1.02.01.02	Credits with Related Parties	-	-
1.02.01.02.01	Direct and Indirect Associated Companies	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Parties	-	-
1.02.01.03	Other	53,122	53,077
1.02.01.03.01	Deferred and Recoverable Taxes	5,574	6,564
1.02.01.03.02	Securities	47,548	46,513
1.02.02	Permanent Assets	310,960	287,914
1.02.02.01	Investments	310,960	287,914
1.02.02.01.01	Direct and Indirect Associated Companies	-	-
1.02.02.01.02	In Subsidiaries	310,960	287,914
1.02.02.01.03	Other Investments	-	-
1.02.02.02	Property, Plant and Equipment	-	-
1.02.02.03	Intangible Assets	-	-
1.02.02.04	Deferred Charges	-	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

02.02 – BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 09/30/2010	4 - 06/30/2010

2	Total Liabilities	439,363	425,528
2.01	Current Liabilities	4,664	4,265
2.01.01	Loans and Financings	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers	11	320
2.01.04	Taxes, Fees and Contributions	1,380	641
2.01.05	Dividends Payable	3,192	3,218
2.01.06	Provisions	-	-
2.01.07	Debts with Related Parties	-	-
2.01.08	Other	81	86
2.01.08.01	Payroll, Charges and Employee Benefits	81	86
2.01.08.02	Other Liabilities	-	-
2.02	Non-current Liabilities	26,443	26,569
2.02.01	Long-term Liabilities	26,443	26,569
2.02.01.01	Loans and Financing	-	-
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	-	-
2.02.01.04	Debts with Related Parties	-	-
2.02.01.05	Advance for Future Capital Increase	-	-
2.02.01.06	Other	26,443	26,569
2.02.01.06.01	Onlending to Shareholders	26,443	26,569
2.02.01.06.02	Other Liabilities	-	-
2.03	Deferred Income	-	-
2.05	Shareholders' Equity	408,256	394,694
2.05.01	Paid-up Capital Stock	223,873	223,873
2.05.01.01	Capital Stock	223,873	223,873
2.05.02	Capital Reserves	13,634	13,406
2.05.02.01	Capital Reserves	9,311	9,311
2.05.02.02	Equity instruments due to share-based payment	4,323	4,095
2.05.03	Revaluation Reserve	-	-
2.05.04	Profit Reserves	96,172	107,427
2.05.04.01	Legal	21,907	21,907
2.05.04.02	Statutory	74,265	85,520
2.05.04.02.01	Statutory	87,923	87,924
2.05.02.02.02	Treasury Shares	(13,658)	(2,404)
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unrealized Profit	-	-
2.05.04.05	Profit Retention	-	-
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Assets Valuation Adjustment	-	-
2.05.06	Retained Earnings (Accumulated Losses)	74,577	49,988
2.05.07	Advance for Future Capital Increase	-	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

03.01 – STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - From 07/01/2010	4 - From 01/01/2010	5 - From 07/01/2009	6 - From 01/01/2009
		to 09/30/2010	to 09/30/2010	to 09/30/2009	to 09/30/2009
3.01	Gross Revenue From Sales and/or Services	-	-	-	-
3.02	Deductions from Gross Revenue	-	-	-	-
3.03	Net Revenue From Sales and/or Services	-	-	-	-
3.04	Cost of Goods and/or Services Sold	-	-	-	-
3.05	Gross Income	-	-	-	-
3.06	Operating Expenses/Revenues	25,652	76,542	32,461	77,420
3.06.01	Selling	-	-	-	-
3.06.02	General and Administrative	(848)	(2,747)	(9,658)	(12,033)
3.06.03	Financial	3,454	8,042	1,714	3,029
3.06.03.01	Financial Income	3,465	8,272	1,723	4,378
3.06.03.02	Financial Expenses	(11)	(230)	(9)	(1,349)
3.06.04	Other Operating Revenues	-	-	-	-
3.06.05	Other Operating Expenses	-	(35)	(7)	(61)
3.06.06	Equity in the Earnings of Subsidiaries	23,046	71,282	40,412	86,485
3.07	Operating Income	25,652	76,542	32,461	77,420
3.08	Non-Operating Income	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income Before Taxation/Interest	25,652	76,542	32,461	77,420
3.10	Provision for Income Tax and Social Contribution	(738)	(1,370)	(90)	(90)
3.11	Deferred Income Tax	(324)	(595)	(167)	(46)
3.12	Statutory Interest/Contributions	-	-	-	-
3.12.01	Interest	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal Of Interest On Own Capital	-	-	-	-
3.15	Income for the Period	24,590	74,577	32,204	77,284
	Number of Shares, Ex-Treasury (Thousand)	59,319	59,319	14,777	14,777
	Earnings per Share	0.41454	1.25722	2.17933	5.23002

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - From 07/01/2010	4 - From 01/01/2010	5 - From 07/1/2009	6 - From 01/01/2009
		to 09/30/2010	to 09/30/2010	to 09/30/2009	to 09/30/2009
4.01	Net Cash from Operating Activities	1,656	14,107	588	(25)
4.01.01	Cash Generated in the Operations	2,095	4,458	933	1,694
4.01.01.01	Net Income	24,589	74,577	32,204	77,285
4.01.01.02	Equity Pick-Up	(23,046)	(71,282)	(40,412)	(86,485)
4.01.01.03	Accrued Interest Expenses	-	-	-	1,120
4.01.01.04	Monetary Variation (gain) loss, net	-	-	-	-
4.01.01.05	Equity Instrument due to Share-Based Payment	228	573	8,973	9,729
4.01.01.06	Deffered Income Tax and Social Contribution	324	590	168	45
4.01.02	Variations in Assets and Liabilities	(439)	9,649	(345)	(1,719)
4.01.02.01	Increase/(Decrease) in Deferred Taxes	(760)	(1,453)	(474)	(1,035)
4.01.02.02	(Increase)/Decrease in Prepaid Expenses	23	(23)	44	(45)
4.01.02.03	Increase/(Decrease) in Payroll and Charges	(7)	26	15	40
4.01.02.04	Increase/(Decrease) in Suppliers	(309)	(139)	(3)	27
4.01.02.05	Increase/(Decrease) in Taxes Payable	739	1,125	90	(200)
4.01.02.06	Increase/(Decrease) in Other Liabilities	(125)	10,113	(17)	(506)
4.01.03	Other	-	-	-	-
4.01.03.01	Financial Charges
4.02	Net Cash from Investment Activities	(1,035)	110,388	-	148,743
4.02.01	Non-Current Financial Investment	(1,035)	(20,959)	-	-
4.02.02	Received Dividends	-	131,347	-	148,743
4.03	Net Cash from Financing Activities	(11,280)	(98,548)	(6)	(91,124)
4.03.01	(Increase)/ Decrease in Capital
4.03.02	Debentures			-	(40,978)
4.03.03	Loan with Related Companies - CP			-	(975)
4.03.04	Distribution of Dividends	(26)	(88,998)	(6)	(49,171)
4.03.05	Share Buyback	(11,254)	(20,536)	-	-
4.03.06	Sale of Shares	-	10,986	-	-
4.04	Exchange Variation on Cash and Cash Equivalents
4.05	Increase (Decrease) in Cash and Cash Equivalents	(10,659)	25,947	582	57,594
4.05.01	Opening Balance of Cash and Cash Equivalents	83,743	47,137	73,144	16,132
4.05.02	Closing Balance of Cash and Cash Equivalents	73,084	73,084	73,726	73,726

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

01 - From 07/01/2010 to 09/30/2010

1 - CODE	2 - DESCRIPTION	3 - CAPITAL	4 - CAPITAL	5 - REVALUATION	6 - PROFIT	7 - RETAINED	8 - ASSETS	9 - TOTAL
		STOCK	RESERVES	RESERVES	RESERVES	EARNINGS/AC LOSSES	VALUATION ADJUSTMENT	SHAREHOLDERS' EQUITY
5.01	Opening Balance	223,873	13,406	-	107,427	49,988	-	394,694
5.02	Adjustments of Previous Years	-	-	-	-		-	-
5.03	Adjusted Balance	223,873	13,406	-	107,427	49,988	-	394,694
5.04	Profit/Loss for the Period	-	-	-	-	24,589	-	24,589
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Profit Reserves	-	-	-	-	-	-	-
5.06.01	Cancellation of Treasury Shares	-	-	-	-	-	-	-
5.07	Assets Valuation Adjustments	-	-	-	-	-	-	-
5.07.01	Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease in Capital Stock	-	-	-	-	-	-	-
5.09	Recording/Realization of Capital Reserves	-	228	-	-	-	-	228
5.09.01	Equity Instruments due to Share-Based Payments	-	228	-	-	-	-	228
5.09.02	Surplus Value of Realized Equity Instrument	-	-	-	-	-	-	-
5.10	Treasury Shares	-	-	-		-	-	-
5.11	Other Capital Transactions	-	-	-	(11,255)	-	-	(11,255)
5.11.01	Share Repurchase	-	-	-	(11,257)	-	-	(11,257)
5.11.02	Sale of Treasury Shares			-	2	-	-	2
5.12	Other	-	-	-	-	-	-	-
5.13	Closing Balance	223,873	13,634	-	96,172	74,577	-	408,256

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

01 - From 01/01/2010 to 09/30/2010

1 - CODE	2 - DESCRIPTION	3 - CAPITAL	4 - CAPITAL	5 - REVALUATION	6 - PROFIT	7 - RETAINED	8 - ASSETS	9 - TOTAL
		STOCK	RESERVES	RESERVES	RESERVES	EARNINGS/AC LOSSES	VALUATION ADJUSTMENT	SHAREHOLDERS' EQUITY
5.01	Opening Balance	223,873	19,639	-	99,145	-	-	342,657
5.02	Adjustments of Previous Years
5.03	Adjusted Balance	223,873	19,639	-	99,145	-	-	342,657
5.04	Profit/Loss for the Period	-	-	-	-	74,577	-	74,577
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Profit Reserves	-	-	-	-	-	-	-
5.06.01	Cancellation of Treasury Shares	-	-	-	-	-	-	-
5.07	Assets Valuation Adjustments	-	-	-	-	-	-	-
5.07.01	Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease in Capital Stock	-	-	-	-	-	-	-
5.09	Recording/Realization of Capital Reserves	-	(6,005)	-	-	-	-	(6,005)
5.09.01	Equity Instruments due to Share-Based Payments		345					345
5.09.02	Surplus Value of Realized Equity Instrument		(6,350)					(6,350)
5.10	Treasury Shares	-	-	-		-	-	-
5.11	Other Capital Transactions	-	-	-	(2,973)	-	-	(2,973)
5.11.01	Share Repurchase	-	-	-	(20,538)	-	-	(20,538)
5.11.02	Sale of Treasury Shares	-	-	-	17,565	-	-	17,565
5.12	Other	-	-	-	-	-	-	-
5.13	Closing Balance	223,873	13,634	-	96,172	74,577	-	408,256

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

 1         Operations

Contax Participações S.A. (the "Company"), established on July 31, 2000, is a publicly-held company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quotaholder in Brazil or abroad. The Company has (i) Contax S.A., as a direct subsidiary, and (ii) TODO Soluções em Tecnologia S.A., BRC Empreendimentos Imobiliários Ltda, Ability Comunicação Integrada Ltda. and Contax Argentina, as indirect subsidiaries. The operations of the direct and indirect subsidiaries are as follows:

(a)       Contax S.A.

Contax S.A. (“Contax”) was established on December 11, 2002, after changing the corporate name of the extinguished TNext S.A., a company established in August 1998. Contax is a joint-stock, privately-held company, which corporate purpose is providing tele-assistance services in general, offering a variety of integrated customer interaction solutions between its customers and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the tele-assistance services, among others.

(b)       BRC Empreendimentos Imobiliários Ltda.

BRC Empreendimentos Imobiliários Ltda. (“BRC”) was acquired by Contax in November 2009, for R$61. The purpose of this acquisition was to prepare and build the real-estate development included in the Selective Incentives Program for the region next to Luz Metro/Train Station (“Nova Luz Program”) in downtown São Paulo.

(c)       TODO Soluções em Tecnologia S.A.

TODO Soluções em Tecnologia S.A. (“TODO”), established in September 2008, a joint-stock, privately-held company, whose corporate purpose is to provide information technology services, software development and integrated, full and customized solutions, including the management of full or partial value chain of outsourced processes of business in general; back office processing; customer relationship management, among others.

(d)       BRC Empreendimentos Imobiliários Ltda.

In November 2009, Contax acquired BRC Empreendimentos Imobiliários Ltda. (“BRC”) for R$61. This acquisition aimed at separately developing and executing the real estate project included in the Selective Incentive Program for the adjacent region of Estação da Luz (“Nova Luz Program”), in the downtown area of the city of São Paulo.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

(e)       Ability Comunicação Integrada Ltda

In September 2010, Contax acquired full control of Ability Comunicação Integrada Ltda. (“Contax Ability”) for R$72,585, R$74,365 of which was earmarked as goodwill based on its economic value due to future business profitability. Out of R$72,585, R$24,400 (“initial price”) were paid in cash and R$2,000 (“retained value”) were deposited in first money market fund (Note 7 (ii)). The payment of remaining balance, in the amount of R$46,185 (“additional price”), representing the best estimate of fair value based on (i) the expected profitability of Contax Ability and (ii) information currently available, is subject to certain conditions related to the growth and profitability of Contax Ability over the next three years. As set forth in Contax Ability’s Partnership Interest Purchase and Sale Agreement (“Agreement”), the acquisition price, composed of the initial price and additional price, may amount to as much as R$82,474.

Contax Ability, incorporated on June 4, 2001 is a limited-liability company whose purpose is to provide services related to publicity and advertising, sales promotion, merchandising and marketing, campaign and publicity planning, publicity consulting, market and public-opinion research, among others.

The acquisition sought to expand the services offered by Contax, to include specialized operations at sales points, seeking to consolidate its strategy of being the only specialized corporate-services company throughout the entire chain of relations between companies and their consumers, through multiple contact channels.

(f)        Contax Argentina

Contax Argentina was incorporated in September 2010 with an initial capital stock of R$817, in the city of Buenos Aires, Argentina. Contax Argentina’s corporate purpose is to provide general telephone services, offering integrated services for client-consumer relations in Argentina.

2          Basis of Presentation of Quarterly Financial Statements – ITR and summary of the main accounting practices

(a)          Preparation Criteria of the Quarterly Financial Statements - ITR

The Quarterly Financial Statements were prepared and is presented in accordance with accounting practices adopted in Brazil, which comprise (i) the provisions contained in Law 6,404/76 (Brazilian Corporation Law), amended by Law 11,638/07 and Law 11,941; (ii) the Technical Pronouncements, Guidelines and Interpretations issued by the Brazilian Committee of Accounting Pronouncements (CPC) and (iii) Rules and Resolutions issued by the Brazilian Securities and Exchange Commission (CVM) and by Brazilian Institute of Independent Auditors (IBRACON), effective as of December 31, 2009.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

The preparation of the Quarterly Financial Statements require that the Management makes estimates and judgments concerned with the registration and disclosure of assets and liabilities, among them: (i) allowance for doubtful accounts, (ii) income tax provision, (iii) probable realization values of deferred income tax assets and liabilities; (iv) recoverable value and determination of the useful life of fixed and intangible assets, (v) provisions for contingent considerations, (vi) provisions for contingencies and (vi) revenues and expenses. Actual results may differ from these Management’s estimates and judgments.

(b)          New accounting pronouncements, interpretations and guidelines issued in 2009 and that shall take effect in 2010.

To continue the process of modernizing the Brazilian corporate law, the second stage of the convergence of the accounting practices adopted in Brazil into the International Financial Reporting Standards (IFRS) was carried out during 2009, with the issue of the Technical Pronouncements CPC 15 to 40 (except for CPC 34), Interpretations and Guidelines by the Brazilian Committee of Accounting Pronouncements (CPC), which were confirmed by the Brazilian Securities and Exchange Commission (CVM) through its resolutions.

The aforementioned resolutions took effect on the date of its publication in the Official Gazette of the Union, with mandatory application for the years ended as from December 2010 and for the 2009 financial statements, to be disclosed for comparison purposes with the 2010 statements.

However, as authorized by CVM Resolution 603/09 (with amendments introduced by CVM Resolution 626/10), given the complexity of some issues, the Management decided to present ITRs of June 30 and September 30, 2010 in accordance with the accounting standards effective in Brazil up to December 31, 2009 (technical pronouncements, interpretations and guidelines of the first phase), i.e., it did not apply these rulings effective for 2010.

In addition, as required by CVM Resolution 603/09 and based on studies and analyses made by the Management up to date, we point out as follows: (i) main changes that may affect the Company’s financial statements for the period to end on December 31, 2010 and (ii) estimate of its effects on shareholders’ equity and results, considering Company’s current operations:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

Technical Pronouncements (CPCs)

•       CPC 15 - Business Combination (CVM Resolution 580/09): the Company will apply this pronouncement to future acquisitions.

•       CPC 18 – Investment in Associated Company and Subsidiary (CVM Resolution 605/09): relevant effects are not expected, since the Company already applied the equity pick-up method when valuating its investments, and where applicable, the registration of losses in subsidiaries with the accounting for  liabilities provisions related to surplus amounts of Shareholders’ Equity.

•       CPC 22 - Segment Reporting (CVM Resolution 582/09):relevant effects are not expected, since the indirect subsidiary TODO and Contax Ability have not reached the quantitative parameters established by CPC 22, yet. Once achieved these parameters, the operating segments identified will be disclosed separately.

•       CPC 24 - Subsequent Event (CVM Resolution 593/09): relevant effects are not expected, since the Company already adopted the procedure of reporting the subsequent events in the financial statements, where applicable.

•       CPC 26 (R1)- Presentation of the Accounting Statements (CVM Resolution 595/09 and 624/10): effects on the presentation of the financial statements, including the presentation of, at least, three balance sheets related to: (a) the ending of current period; (b) the ending of previous period (which corresponds to the beginning of the current period); and (c) the start of the oldest comparative period reported. Except for the inclusion of certain notes, other relevant effects are not expected.

•       CPC 37 – First-Time Adoption of the International Financial Standards (CVM Resolution 609/09): This pronouncement is only applicable to the Annual Consolidated Financial Statements and, since these are only mandatory for the end of 2010, the Management is evaluating the effects on the Consolidated Financial Statements.

•       CPC 38 – Financial Instruments: Recognition and Measurement (CVM Resolution 604/09); CPC 39 – Financial Instruments: Presentation; CPC 40 – Financial Instruments: Reporting (CVM Resolution 604/09): mainly applicable, in relation to loans and financing and financial investments. Currently, the Company does neither have derivative financial instruments, nor conducts operations involving speculative financial instruments.

•       CPC 39 – Financial Instruments: Presentation (CVM Resolution 604/09): relevant effects are not expected on the financial statements of the Company and its subsidiaries.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

•       CPC 40 – Financial Instruments: Reporting (CVM Resolution 604/09):relevant effects are not expected on the financial statements of the Company and its subsidiaries.

•       CPC 43 –   First-Time Adoption of the Technical Pronouncements CPC 15 to 40 (CVM Resolution 610/09): possible effects due to new transactions and  application of the aforementioned CPCs.

Interpretations (ICPCs)

•       ICPC 08 - Accounting for Dividends Payment Proposal (CVM Resolution 601/09)  effects are expected, since ICPC 08 considers that mandatory minimum dividend, which is effectively characterized as a legal obligation, shall be included in the Company’s liabilities. However, the amount proposed by Management bodies to Shareholders’ Meeting exceeding the mandatory minimum dividend should be kept in the shareholders’ equity, in an specific account of “proposed additional dividend”, until a final decision is taken by shareholders.

•       ICPC 09 – Individual Financial Statements, Separate Financial Statements, Consolidated Financial Statements and Application of the Equity Pick-Up Method (CVM Resolution 618/09): possible effects due to new transactions  and application of the aforementioned CPCs.

Bellow, an estimate of possible adjustment to the shareholders’ equity of the Company:

	Shareholders' Equity
	09.30.2010	12.31.2009	12.31.2008

Balance according to the accounting practice effective in 2009	408,256	342,657	282,698
Dividends in excess of the mandatory minimum dividend (ICPC 08)	-	59,541	11,427

Balance according to the accounting practice effective in 2010	408,256	402,198	294,125

Based on adjustments identified by the Management until this moment, no significant impacts are expected to the Company’s net income.

The table below shows the group of other pronouncements, interpretations and guidelines issued, for which no relevant effects are expected on the financial statements of the Company and its subsidiaries:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

Pronouncements (CPCs)

CPC 19 - Interest in Joint Venture	CVM Resolution 606/09
CPC 20 - Cost of loans	CVM Resolution 577/09
CPC 21 - Interim Statement	CVM Resolution 581/09
CPC 23 - Accounting Policies, Change in Estimates and Error Correction	CVM Resolution 592/09
CPC 25 - Provisions, Contingent Assets and Liabilities	CVM Resolution 594/09
CPC 27 - Property, plant and equipment	CVM Resolution 583/09
CPC 30 – Revenues	CVM Resolution 597/09
CPC 31 - Non-current Asset Held for Sale and Discontinued Operation	CVM Resolution 598/09
CPC 32 - Income Taxes	CVM Resolution 599/09
CPC 33 - Employee Benefits	CVM Resolution 600/09
CPC 36 (R1) -Consolidated Statements	CVM Resolution 608/09) and amended by CVM Resolution 624/10

Interpretations (ICPCs)

ICPC 03 -Additional Aspects of Leasing Operations	CVM Resolution 613/09
ICPC 04 - Scope of Technical Pronouncement CPC 10 – Share-Based Payments	CVM Resolution 614/09
ICPC 05 - Technical Pronouncement CPC 10 - Share-Based Payments – Transactions with Group Shares and Treasury Shares	CVM Resolution 615/09
ICPC 07 - In Natura Profit Sharing	CVM Resolution 617/09
ICPC 10 - Interpretation on the First-Time Application of Technical Pronouncements CPCs 27, 28, 37 and 43 on Property, Plant and Equipment and on Property for Investments	CVM Resolution 619/09
ICPC 11 - Client’s Assets Received in Transfers	CVM Resolution 620/09
ICPC 12 – Changes in Existing Decommissioning, Restoration and Similar Liabilities	CVM Resolution 621/09

Guidelines (OCPCs)

OCPC 03 – Financial Instruments: Recognition, Measurement and Reporting	Circular Letter CVM/SNC/SEP 03/09

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

(c)              Consolidation practices

The consolidated financial information was prepared in accordance with CVM Rule 247/96. Thus, the balance sheet and statements of income consolidation process corresponds to the sum of respective assets, liabilities, revenues and expenses, added by the following eliminations between the Parent Company and its direct or indirect subsidiaries: (i) interest in the capital stock, reserves, retained earnings/accumulated losses and investments, (ii) checking account balances and other assets and/or liabilities, (iii) material transactions effects, (iv) minority interest and subsidiaries shareholders’ equity, which are highlighted.

The Company’s consolidated Quarterly Financial Statements reflect its balances and its direct and indirect subsidiaries’ balance on the same reference date and according to the same accounting practices.

The Company’s financial statements comprise the financial information of the following direct and indirect subsidiaries:

	Interest - %

	Control	2010

Contax	Direct	100
BRC	Indirect	100
TODO	Indirect	80
Contax Ability	Indirect	100
Contax Argentina	Indirect	100

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

3          Cost of Services Rendered and Operating Expenses - by nature (Consolidated)

	30/09/2010

	Cost of
	services		General and
	rendered	Selling	adminsitrative	Total

Personnel (i)	1,132,531	9,780	55,205	1,197,516
Share-based payment	-	-	573	573
Third-party services (ii)	176,884	2,379	29,046	208,309
Depreciation/amortization (iii)	82,983	4	7,545	90,532
Rental and insurance (iv)	68,888	-	4,016	72,904
Marketing, sponsorship and donation	24,642	6,861	1,351	32,854
Other inputs	12,798	27	697	13,522

	1,498,726	19,051	98,433	1,616,210

	30/09/2009

	Cost of
	services		General and
	rendered	Selling	adminsitrative	Total

Personnel (i)	980,815	8,254	46,688	1,035,758
Share-based payment	-	-	9,730	9,730
Third-party services (ii)	178,339	4,783	27,953	211,075
Depreciation/amortization (iii)	72,712	7	12,468	85,187
Rental and insurance (iv)	69,854	3	4,749	74,607
Marketing, sponsorship and donation	105	7,761	626	8,492
Other inputs	10,035	335	385	10,755

	1,311,860	21,143	102,599	1,435,603

    (i)        Costs with personnel have increased due to the growth of the business volume and to salary increases provided for in collective bargaining agreements.

  (ii)       The third-party services considered as Cost of Services Rendered refer mainly to expenses with workstation maintenance, facilities and data processing, while the third-party services considered as selling, general and administrative expenses refer, substantially, to expenses with consulting services, traveling, and legal advice, among others.

 (iii)        Assets acquired through financial leasing agreements were classified as fixed assets pursuant to CVM Resolution 554/08, which approved the Technical Pronouncement CPC 06 (Leasing Operations) and have been depreciated on a straight-line basis based on the asset’s expected useful life. (Note 9).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

 (iv)        Basically, these represent expenses with property rental and contact center operating infrastructure.

4          Other Operating Expenses, Net

	Parent Company		Consolidated
	09/30/2010	09/30/2009	09/30/2010	09/30/2009

Other Operating Revenues
Reversals of contingencies (Note 15)	-	-	12,532	8,108
Multas cobradas s/ contas vencidas	-	-	1	40
Recovered expenses	-	-	237	169
Revenue from sale of property, plant and equipment	-	-	59	21

	-	-	12,829	8,338
Other Operating Expenses
Provision for contingencies (Note 15)	-	-	(25,630)	(11,621)
IPTU (Municipal Real Estate Tax)	-	-	(3,711)	(2,466)
Cost of written-off property, plant and equipment	-	-	(19)	(1,126)
Other	(35)	(61)	(2,444)	(2,081)

	(35)	(61)	(31,804)	(17,294)

	(35)	(61)	(18,975)	(8,956)

5          Financial income (expenses), net

	Parent Company		Consolidated
	09/30/2010	09/30/2009	09/30/2010	09/30/2009

Financial income
Return on financial investments (i)	7,829	3,447	19,851	16,657
Other financial revenues	443	931	2,125	1,807

	8,272	4,378	21,976	18,464

Financial Expenses
Interest and monetary restatement of contingencies	-	-	(3,878)	(5,118)
Interest on BNDES financing (Note 11)	-	-	(12,967)	(13,043)
Interest on BNB financing (Note 11) (b)			(71)
Interest on leasing (Note 12)	-	-	(1,870)	(7,381)
Letter of guarantee commission	-	-	(1,050)	(1,095)
Interest on loans with subsidiaries	-	(25)	-	-
Interest on debentures	-	(1,065)	-	-
Other financial expenses (ii)	(230)	(259)	(2,084)	(3,848)

	(230)	(1,349)	(21,920)	(30,485)

	8,042	3,029	56	(12,021)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

(i)     The return on Parent Company’s financial investments increased due to the maintenance of a higher cash volume mainly deriving from dividends received in April 2009 and in May 2010.

(ii)       Basically refer, substantially, to financial discounts granted to customers, bank services, adjustment of short-term liabilities and taxes on foreign operations.

6          Tax credits and income tax and social contribution expenses

(a)        Tax credits

	Parent Company				Consolidated
	Current		Non-current		Current		Non-current
	30/09/2010	30/06/2010	30/09/2010	30/06/2010	30/09/2010	30/06/2010	30/09/2010	30/06/2010
Deferred Taxes (i)
Income tax on temporary additions	-	-	-	-	6,459	4,899	21,023	16,394
Social contribution on temporary additions	-	-	5	5	2,546	1,762	7,575	5,907
Income tax on tax losses	-	-	178	416	-	-	800	1,171
Social contribution on negative basis	-	-	64	150	-	-	288	422
	-	-	247	571	9,005	6,661	29,686	23,894

Other Recoverable Taxes
Recoverable income tax (Note 14)	1,052	427	-	16	31,027	17,695	-	16
Recoverable social contribution (Note 14)	385	158	-	-	11,504	6,531	-	-
Withholding income tax (ii)	737	163	5,327	5,977	3,496	1,732	5,547	5,998
Withholding PIS/COFINS/CSLL	-	-	-	-	965	729	-	-
Recoverable INSS	-	-	-	-	389	391	-	-
Recoverable ISS (iii)	-	-	-	-	-	-	4,599	3,765
Other	-	-	-	-	67	-	-	-
	2,174	748	5,327	5,993	47,448	27,078	10,146	9,779
	2,174	748	5,574	6,564	56,453	33,739	39,832	33,673

(i)                    Income tax and social contribution deferred tax credits result from tax losses, negative basis of social contribution and temporary differences related (i) to non-deductible provisions until these are effectively realized  and (ii) provisions, positive and negative, except for provision for contingent liability of Oi Fixa (Note 14 (d) (v)).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

Economic feasibility studies  prepared in December 2009, and approved by the Company’s Management bodies, point to tax credits full realization until 2012, as announced by CVM Rule 371/02 and broken down as follows:

Up to December 31:	Consolidated

2010	9,005
2011	10,556
2012	19,130

38,691

Technical studies on future taxable income consider estimates that are related, among others to Contax’s performance, as well as the market trend and certain economic aspects. Actual amounts may differ from the estimates adopted.

(ii)                    Withholding income tax on financial investments.

(iii)                   Recoverable ISS is classified into non-current assets basically by virtue of the repayment terms with Municipal bodies.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

(b)       Income tax and social contribution reflected in results are originated from:

	Parent Company		Consolidated
	09/30/2010	09/30/2009	09/30/2010	09/30/2009

Net income before income tax
and social contribution	76,542	77,420	124,431	119,641

Income tax and social
contribution at nominal rate (34%)	(26,024)	(26,323)	(42,307)	(40,678)

Adjustments for determining the effective rate

Permanent exclusion from equity
pick-up	24,236	29,405	-	-

Tax effects on permanent (additions) exclusions, net (i)	-	-	(9,600)	(1,758)

Amendment to the Brazilian Corporation Law
- Law 11,638/07	-	1,351	-	1,351

Other	(177)	(4,569)	2,419	(1,859)

Expenses related to
income tax and social contribution	(1,965)	(136)	(49,488)	(42,944)

Effective income tax and social
contribution rate	2.57%	0.18%	39.77%	35.89%

(i)         This refers basically to expenses with fines, donations, free gifts and sponsorships deemed undeductible, among others.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0 CONTAX PARTICIPAÇÕES S/A   04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS   (In thousands of reais except when otherwise indicated)

Expenses related to income tax and social contribution in the income for the period are broken down as follows:

	Parent Company		Consolidated
	9/30/2010	9/30/2009	9/30/2010	9/30/2009

Current
Income tax	(1,003)	(62)	(37,856)	(29,432)
Social contribution	(367)	(28)	(14,064)	(11,127)

	(1,370)	(90)	(51,920)	(40,559)

Deferred Charges
Income tax on temporary additions	-	-	2,226	(1,720)
Social contribution on temporary additions	-	-	801	(619)
Income tax on tax losses	(437)	(34)	(438)	(34)
Social contribution on negative basis (tax loss)	(157)	(12)	(157)	(12)

	(595)	(46)	2,432	(2,385)

	(1,965)	(136)	(49,488)	(42,944)

(c)       Neutrality for tax purposes related to the initial application of Laws 11,638/07 and 11,941/09

The Company opted for the Transition Tax Regime  - RTT, enacted by Law 11,941/09, by means of which, the assessments of corporate income tax (IRPJ), social contribution on net income (CSLL), social contribution tax on gross revenue for social integration program (PIS)  and social contribution tax on gross revenue for social security financing (COFINS) for the 2-year period 2008-2009 are still determined under the accounting methods and criteria enacted by Law 6,404/76, effective as of December 31, 2007. Therefore, the deferred income tax and social contribution calculated over adjustments deriving from the adoption of new accounting practices of Laws 11,638/07 and 11,941/09 were recorded in the Company’s financial statements, where applicable. The Company declared said option in the Corporate Income Tax Return (DIPJ).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

7        Cash and Cash Equivalents, Restricted Cash and Financial Investments

	Parent Company		Consolidated
	09/30/2010	06/30/2010	09/30/2010	06/30/2010

Cash and banks (i)	173	152	79,952	18,271
Restricted cash (ii)	-	-	2,006	-
Financial investments (iii)	72,911	83,591	226,570	327,572
Long-term investments	47,548	46,513	64,075	46,513

	120,632	130,256	372,603	392,356

(i)      The amounts are held in a bank account because the Group pays suppliers, taxes and payroll for accounts payable on the first days of each month.

          As a partial guarantee to the payment of the additional price, as provided for in Contax Ability’s Agreement, Contax offers all funds deposited in the first money market fund. The retained amount under the Agreement is invested in certificates of deposit (CDB), paid at a weighted average rate of 99% of the Interbank Deposit Certificate (CDI). On September 30, 2010, the balance of the restricted value recorded in the non-current assets corresponded to R$2,006, with maturity on November 6, 2012.

The restricted amount deposited in a money market fund will be released to the Seller in two annual installments (“annual release”), whereby (i) the first installment, due the fourth year from the Closing Date (August 16, 2010), will correspond to 50% of the amount resulting from the money market fund, plus proportional earnings from the financial investments, and discounting the amounts corresponding to materialized contingencies (if applicable) and (ii) the second installment, due the fifth year from the Closing Date, will correspond to the amount remaining in the money market fund, after the release of the first installment, plus proportional earnings from the financial investment, and discounting the amounts corresponding to materialized contingencies (if applicable).

(ii)     The financial investments are immediately convertible into a known cash amount and are subject to an insignificant risk of changing value. These financial statements, mainly refer to bank deposit certificates - CDB and repurchase and resale agreements, which are characterized by the sale of an instrument by the seller’s commitment (Financial Institution) of buying back this instrument and the buyer who will resell it in the future. Returns on these financial investments are based on the variation of Interbank Deposit Certificate – (CDI).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0 CONTAX PARTICIPAÇÕES S/A   04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS   (In thousands of reais except when otherwise indicated)

(iii)     On September 30 and June 30, 2010 the long-term investments are composed of bank deposit certificates – CDB, whose original maturities will be 2014 (R$28,235) and 2015 (R$35,840) and were acquired with the financial capacity and intention to be held in portfolio until maturity. These investments are valued by the acquisition cost, plus income earned against income for the year.

8      Investments in subsidiaries

This represents equity interest in the direct subsidiary Contax and in the indirect subsidiaries TODO, BRC, Contax Argentina and Contax Ability, as follows:

	Contax		TODO		BRC		Contax Ability	Contax Argentina
	30/09/2010	30/06/2010	30/09/2010	30/06/2010	30/09/2010	30/06/2010	30/09/2010	30/09/2010

Interest in subsidiaries
(direct and indirect) - %	100%	100%	80%	80%	100%	100%	100%	100%
Number of shares	309,550,226	309,550,226	8,000	8,000	-	-	-	-

Income (loss) for the period	23,046	24,869	1,134	199	-	-	484	-40

Equity in the earnings of subsidiaries	23,046	24,869	907	159	-	-	484	(40)

Capital	223,900	223,900	10	10	6	6	4,571	809

Shareholders' equity before distribution of dividends	310,960	287,914	9,048	7,914	1	1	(1,081)	769

Total investments	310,960	287,914	7,238	6,331	1	1	-1,081	769

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0 CONTAX PARTICIPAÇÕES S/A 04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS  (In thousands of reais except when otherwise indicated)

9      Property, Plant and Equipment (Consolidated)

	Telecom and IT Equipment (i)	Furniture, fixtures and fittings (i)	Facilities on thirdy-party premises (ii)	Construction in progress (iii)	Buildings (iv)	Lands	Brands and Patents	Other	Total

Cost

On December 31, 2009	361,134	79,486	243,584	5,473	2,709	831	-	45,843	739,060
Additions	11,368	6,465	22,576	2,615	-	-	-	4,903	47,927
Write-offs	(99)	(1)	-	-	-	-	-	-	(100)
Transfers	(529)	504	4,293	(5,818)	319	-	-	251	(980)
On June 30, 2010	371,874	86,454	270,453	2,270	3,028	831	-	50,997	785,908
Additions	14,739	4,880	8,489	15,245	-	-	80	5,448	48,880
Write-offs		(40)	-	-	-	-	-	-	(40)
Transfers	769	(167)	259	(1,173)	-	-	-	(217)	(530)
On September 30, 2010	387,382	91,127	279,201	16,342	3,028	831	80	56,228	834,219

Accumulated depreciation

On December 31, 2009	(266,810)	(33,106)	(72,892)	-	(210)	-	-	(13,569)	(386,587)
Additions	(23,852)	(5,201)	(12,991)	-	(53)	-	-	(2,426)	(44,523)
Write-offs	94	-	-	-	-	-	-	-	94
Transfers	367	(183)	-	-	-	-	-	(183)	1
On June 30, 2010	(290,201)	(38,490)	(85,883)	-	(263)	-	-	(16,178)	(431,015)
Amortization	(13,540)	(2,938)	(7,488)	-	(29)		-	(1,386)	(25,380)
Write-offs	-	26	-	-			-	-	26
Transfers	(9)	3	4	-			-	2	-
On September 30, 2010	(303,750)	(41,399)	(93,367)	-	(292)	-	-	(17,562)	(456,370)

Net property, plant and equipment

On September 30, 2010	83,632	49,728	185,834	16,342	2,736	831	80	38,666	377,849
On June 30, 2010	81,673	47,964	184,570	2,270	2,766	831	-	34,818	354,893

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

(i)            The acquired assets’ monthly depreciation rates under the items IT equipment and furniture and fixtures were reviewed due to the reduction of the economic useful life estimate. The evaluation studies to determine the new economic useful life of these assets were prepared in accordance with the rules of A.B.N.T – Brazilian Association of Technical Rules by a specialized consultant qualified for this type of activity and supported by technical appraisal reports.

Assets acquired through financial leasing agreements as ruled by CVM Resolution 554/08, which approved the Technical Pronouncement CPC 06 – leasing operations, were classified as property, plant and equipment and recorded under “IT equipment” and “Furniture and fixtures” and generated a R$581 increase in depreciation of the quarter ended September 30, 2010 (R$6,402 on September 30, 2009).

(ii)          The real estate rental agreements effectiveness varies from 5 up to 10 years. The Company may renew it for the same period.

(iii)       Constructions in progress mainly record the expenses related to new constructions and installations of equipment until their startup, when they are reclassified into the corresponding operational assets accounts. The additions occurred in this period are expressed by the net amount of transfers.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0  CONTAX PARTICIPAÇÕES S/A  04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS   (In thousands of reais except when otherwise indicated)

10     Intangible (Consolidated)

Data processing systems

Cost

On December 31, 2009	174,503
Additions	7,353
Write-offs	-
Transfers	980
On June 30, 2010	182,836
Additions	6,157
Write-offs	-
Transfers	528
On September 30, 2010	189,521

Accumulated amortization

On December 31, 2009	(94,057)
Amortization	(14,725)
Write-offs	-
Transfers	-
On June 30, 2010	(108,782)
Amortization	(7,822)
Write-offs	-
Transfers	-
On September 30, 2010	(116,604)

Net intangible assets

On September 30, 2010	72,917
On June 30, 2010	74,054

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0    CONTAX PARTICIPAÇÕES S/A 04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS (In thousands of reais except when otherwise indicated)

11      Loans and Financing (Consolidated)

Local Currency

					Consolidated
	Initial	Maturity		Financial
Object	date	date	Guarantees	charges	30/09/2010	30/06/2010

BNDES (Expansion and update of operation)	10/2007	09/2013	Bank guarantee	TJLP + 2% p.a.	163,343	177,274
BNDES (Expansion and update of operation)	05/2010	09/2016	Accounts Receivable OI Client	TJLP + 2.73% p.a.	70,905	70,610
BNDES (Acquisition of Domestic Machinery and Equipment)	05/2010	09/2016	Accounts Receivable OI Client	4.5% p.a.	10,543	10,543
BNB (Site Santo Amaro Construction)	11/2009	03/2016	Accounts Receivable NET Client	10% p.a.	29,952	-

Total					274,743	258,427
Current					(55,232)	(55,204)
Non-current					219,511	203,223

In August, 2007, Contax entered into a loan agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, training human resources, improving the quality of services rendered, productivity and investing in marketing actions. This financing was released in five installments, the first installment released in October 2007 and finally, the fifth and last installment was released on November 8, 2008.

The maturity date of the financial charges was quarterly until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or settlement of contract. The principal has been monthly settled since October 15, 2009.

Contax contractually opted for tendering guarantees through sureties from financial institutions, in this case, receivables and financial covenants on September 30, 2010 structures are not applicable. Costs related to these sureties totaled R$1,050 (R$1,095 on September 30, 2009).

(a)           New agreement with BNDES

In March 2010, Contax entered into a new loan agreement with BNDES in the amount of R$323,552, divided into two sub-loans:

Sub-loan “A” in the amount of R$281,455 destined to investments to increase the installed capacity and improve facilities, implement quality programs, train human resources and invest in Research and Development, within the scope of BNDES

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

Program for the Development of the National Industry of Software and Information Technology Services – BNDES PROSOFT; and

Sub-loan “B” in the amount of R$42,097 destined to investments to acquire domestic machinery and equipment, classified into the criteria of the Special Agency of Industrial Financing - FINAME, required by the project.

Annual interest rate of 1.73% shall incur over the principal amount of sub-loan “A” plus the TJLP variation accrued of 1% p.a., while an annual interest rate of 4.5% shall incur over the sub-loan “B”.

The principal of debt will be settled in 60 monthly and consecutive installments, the first installment maturing on October 15, 2011 and the last installment maturing on September 15, 2016. Financial charges will mature on a quarterly basis between March 2010 and September 2011, and on a monthly basis from October 2011.

The Company will tender as guarantee the receivables deriving from the Services Agreement executed with Telemar Norte Leste S/A (Oi Fixa), TNL PCS S/A (Oi Móvel) and Telemar Internet Ltda. In addition, during the effectiveness of this Agreement, it shall maintain the Debt Service Coverage Ratio (“Ratio”) equal or higher than 1.65, of which:

a)  Debt Service Coverage Ratio calculated by dividing the Earnings Before Interest, Tax,  Depreciation and Amortization–EBITDA by Debt Service on a half-yearly basis;

b)  Earnings Before Interest, Tax, Depreciation and Amortization or EBITDA corresponds to the operating income before the financial result, income tax and social contribution and depreciation and amortization expenses in the half year;

c)  The Debt Service corresponds to the amount of debt effectively paid to creditors as amortization of principal and interest rates in the half year.

On September 30, 2010, Contax reviewed the restrictive covenants referring to this financing agreement, and it concluded that said Ratio had been honored.

On May 28, 2010 the first releases referring to this agreement were received, R$70,364 referring to the sub-loan “A” and R$10,524 referring to sub-loan “B.”

On September 30, Contax was compliant with the Debt Service Coverage Ratio (“Ratio”)

(b)         Agreement with Banco do Nordeste

In March 2010, Contax executed a loan agreement with Banco do Nordeste (“BNB”) in the amount of R$51,000, aiming at financing the implementation of a new operating unit in the city of Recife. The outstanding balance will be adjusted by a fixed rate of 10% p.a., including full performance bonus of 15%. The maturity of financial charges shall occur quarterly until March 2012, and then monthly between April 2012 and

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0 CONTAX PARTICIPAÇÕES S/A   04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS   (In thousands of reais except when otherwise indicated)

March 2015. The principal shall be paid in 36 monthly installments, from April 2012 to March 2015.

On September 21, 2010, the first release under this agreement was received for a total of R$29,881.

The breakdown of financing in the quarter ended September 30, 2010 is shown as follows:

			Principal	Interest	Financial
Object	30/06/2010	Release	Amortization	Amortization	charges	30/09/2010

BNDES	258,427	-	(13,592)	(5,038)	4,994	244,791

BNB	-	29,881	-	-	71	29,952

	258,427	29,881	(13,592)	(5,038)	5,065	274,743

On September 30, 2010, the maturities of principal recorded in non-current liabilities are shown as follows:

Principal

2011	17,590
2012	77,830
2013	66,775
2014	26,138
2015	18,668
2016	12,133

219,134

12     Leasing (Consolidated)

	Amounts of		Amount Payable
Lessor	installments	30/09/2010	30/06/2010

CIT	48	-	87

Unibanco	48	-	5

HP Financial	60	4,032	5,290

IBM Leasing	60	2,053	2,658

Bradesco	96	54	-

Total		6,139	8,040

Current		(6,127)	(7,677)
Non-current		12	363

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0   CONTAX PARTICIPAÇÕES S/A04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS   (In thousands of reais except when otherwise indicated)

Contax has several leasing agreements related to IT equipment and furniture for the maintenance of the Company’s operations. These agreements are recorded at present value in current and non-current liabilities.

13        Income and other taxes

	Parent Company		Consolidated
	Current		Current		Non-current
	30/09/2010	30/06/2010	30/09/2010	30/06/2010	30/09/2010	30/06/2010

Income tax and Social Contribution (i)	1,380	641	57,515	29,177	-	-
ISS	-	-	18,975	12,596	-	-
PIS and COFINS	-	-	8,628	7,843	-	-
INSS paid by installments (ii)	-	-	768	768	184	445
Other recoverable taxes	-	-	20	8	-	-
	1,380	641	85,906	50,392	184	445

(i) There are advance payments to offset the taxes calculated, in accordance with the amounts recorded under Recoverable Income and Social Contribution Taxes (Note 6 (a)).

(ii)   It refers to the payment by installments related to INSS (National Institute of Social Security) delinquency notice of joint liability, fully transferred to third parties, not affecting Contax’s results, recorded in the item “Other Assets” in the current assets.

14        Provisions for Contingencies and  legal obligations under litigation (Consolidated)

(a)             Contingent Assets

The Company does not have any booked contingent assets.

(b)          Contingent Liabilities

The Company and its (direct and indirect) subsidiaries are parties involved in tax, civil and labor lawsuits, filed in regular course of business, which have been discussing these issues in the administrative and judicial levels, and where applicable, they are supported by court deposits. The Management, based on its legal advisors’ opinion, understands that the applicable legal measures and procedures that have already been taken in each situation and are sufficient to cover eventual losses and preserve the Company’s and its subsidiaries’ shareholders’ equity, and periodically revalued.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

Among these lawsuits, there are also legalization proceedings of certain properties (proprietary or of third parties) the Company deems that during the normal course of operations will not incur in unfavorable court decisions.

(c)              Breakdown of the contingent liabilities

Currently, the Company has been analyzing and rectifying the amounts deposited in court, aiming at stating them by deducting the provision for contingencies to which they are bound (where applicable), as required by CVM Resolution 489/05. On September 30 and June 30, 2010, the court deposits are recorded in non-current assets.

On September 30 and June 30, 2010, Contax stated the following balances of provisions for contingencies and court deposits:

			Provision for
	Court Deposits		contingencies

	30/09/2010	30/06/2010	30/09/2010	30/06/2010

Tax contingencies	15,542	11,387	24,723	19,345
Labor contingencies	66,416	62,810	60,278	54,910
Civil contingencies	9	9	593	600

	81,967	74,206	85,594	74,855

(d)              Breakdown of provisions for contingencies

The breakdown of provisions during the quarter ended September 30, 2010 are shown below:

	Taxes
	PIS/COFINS (i)	FAP (ii)	Tax on services – ISS	INSS (iii)	CSLL (iv)	Labor (v)	Civil	Total

On December 31, 2009	8,457	-	2,248	120	119	48,362	615	59,921
Additions	1,572	6,241	-	-	-	10,872	-	18,685
Uses	-	-	-	-	-	(2,965)	-	(2,965)
Reversals	-	-	-	-	-	(2,866)	(31)	(2,897)
Monetary Adjustments	403	140	46	-	-	1,507	15	2,111
On June 30, 2010	10,432	6,381	2,294	120	119	54,910	599	74,855
Additions	811	3,908				10,979	11	15,709
Uses						(3,929)		(3,929)
Reversals						(2,731)	(23)	(2,754)
Monetary Adjustments	288	234	29	54	53	1,049	6	1,713
On September 30, 2010	11,531	10,523	2,323	174	172	60,278	593	85,594

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

(i)               Accrued amount related to the ISS deduction over the calculation basis to determine PIS/COFINS, based on the granting of advance court protection until decision of the interlocutory appeal 2007.01.00.017041-3/DF with the Federal Regional Court of the 1stregion.

(ii)             The Company is arguing in court the application of the multiplier FAP – Accident Prevention Factor incurred on the social security charge RAT – Occupational Accident Risk, whose new system of calculation took effect from January 1, 2010. On February 11, 2010, an injunction was obtained to make the court deposit deriving from the difference resulting from FAP multiplier.

(iii)           Contax’s tax deficiency notice related to INSS (Brazilian Social Security Institute) contributions amounted to R$13,544, of which only R$120 were accrued. For the remaining balance of R$13,424, not covered by provision, Contax filed a defense as it disagrees with tax authority’s understanding. According to the Company’s external legal advisors, chances of success in this proceeding are possible, therefore, a provision of this amount is not required.

(iv)            It refers to the 2004 negative basis of social contribution used to offset the payment of subsequent year’s estimate and not formalizing in PER/Dcomp.

(v)             The labor claims filed against CONTAX by employees and former employees hired by it during its operations amounted to R$53,023.

According to the services agreement executed between Oi Fixa and Contax, labor claims arising from the migration of employment contracts shall be incumbent upon that company, whose amount was recorded as corresponding entry to “credits receivable”. The amount of labor claims under Oi Fixa’s responsibility represents R$3,429 and R$3,826 referring to the contingencies of Contax Ability, which was acquired by the parent company Contax in September 2010.

(e)       Liability contingencies classified with probability of possible loss

On January 22, 2010, Contax was charged by the Regional Superintendence of Labor (SRTE) of Rio de Janeiro, in the amount of R$29,136. In the tax deficiency notice, which covers the period from January 2001 to February 2009, the amounts related to the Government Severance Indemnity Fund for Employees – FGTS (Law 8,036/90) and Social Contribution (Supplementary Law 110/01) are required, incurred on cash payments to its employees of the amount related to the transportation ticket indirect benefit. Contax challenged the tax deficiency notice on the administrative level and awaits decision thereon.

The Management, based on the opinion of its external legal advisors, who assess the probability of loss at court as possible, did not create any provision for eventual unfavorable court decisions.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

In addition to the FGTS official notification, on September 30, 2010, the Company has tax and civil contingent liabilities, based on the Selic rate, in the amounts of R$45,776 and R$4,074, respectively (on June 30, 2010 – R$44,972 and R$2,029, respectively). These amounts are not provisioned due to the fact that the Contax filed a defense and based on the opinion of its external legal advisors who attribute to said lawsuits the probability of loss as possible or remote.

15        Shareholders' Equity

(a)        Capital stock

The subscribed and paid-up capital on September 30, 2010 and June 30, 2010 is R$223,873 represented by 59,770,743 non-par registered book-entry shares, of which 23,089,741 are common shares and 36,681,002 are preferred shares. Each common share is entitled to one voting right in the resolutions of the General Meeting.

The preferred shares issued by the Company shall not have voting rights, but shall have priority of refund in the event the Company is liquidated, without premium, and in the payment of non-cumulative minimum dividends of (i) 6% per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (ii) 3% of net equity value of shares, prevailing the highest amount between (i) and (ii).

The preferred shares may represent up to two thirds of the total shares issued by the Company, with the possibility of changing the previous existing proportion between common and preferred shares.

(b)       Capital reserve

The capital reserve, in the amount of R$50,000 was recorded and paid-up in November 2004 and amounts to R$13,634 on September 30, 2010, as a result of utilizations resolved at the Meeting.

(c)        Profit Reserve

Legal Reserve

Pursuant to Article 193 of Brazilian Corporation Law, this reserve is recorded based on 5% of its net income for the year, until it reaches the limit of 20% of the paid-up capital stock or 30% of the capital stock accrued of capital reserves. The legal reserve may only be used either to increase capital stock or to carry forward accumulated losses, and may not be distributed with dividends.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

Statutory reserve

Pursuant to Article 194 of the Brazilian Corporation Law and to Article 29 of the Company’s Bylaws, the Company allocated a Statutory Reserve to ensure investments of the Company’s interest, as well as to increase its working capital. The Statutory Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

As per resolutions of the Board of Directors, the Statutory Reserve was partially used in share buyback programs (Note 15 (d)).

(d)       Treasury Shares

First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 5,886,700 common shares and 11,773,900 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve accounts, which amounted to the buyback of 5,298,300 common shares and 24,058,190 preferred shares, cancelled on July 31, 2007, thus 1,750,000 common shares are held in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

Third share buyback program

At the Extraordinary Meeting, held on July 26, 2007, the Board of Directors approved the new share buyback program with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 18,277,422 preferred shares and 3,193,472 common shares, cancelled on October 17, 2007, of which 1,750,000 common shares are held in treasury, pursuant to the resolutions of the Extraordinary General Meeting, totaling 3,500,000 common shares in treasury.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

Fourth share buyback program

At the Extraordinary Meeting held on September 5, 2008, the Board of Directors approved a new share buyback program, with funds from Capital Reserve and Statutory Reserve accounts, totaling the buyback of 861,664 preferred shares and 52,337 common shares, which are held in treasury.

The Extraordinary General Meeting held on December 17, 2008 approved the cancellation of 52,337 common shares and 861,664 preferred shares held in treasury, without decreasing the Company’s capital stock, and 166,018 common shares are held in treasury.

Fifth share buyback program

The Extraordinary General Meeting held on October 27, 2009, approved the new Share Buyback Program of shares issued by the Company, pursuant to CVM Rule 10/80 and further amendments, without decreasing the capital stock. Acquisition funds will be raised by using capital and statutory reserves, excluding the amount referring to treasury shares The maximum number of shares to be acquired is 699,996 common shares and 1,945,000  preferred shares, which represent, less than 10% of outstanding preferred and common shares, respectively. Said Program may be implemented up to October 28, 2010.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

Up to September  30, 2010, 699,396 common shares were repurchased.

					In Reais
	Thousand Shares	Buyback Price	Average Price	Maximum Price	Minimum Price

Preferred Shares

1st Buyback Program	11,774	21,517	1.83	1.95	1.61
Share Cancellation	(11,774)	(21,517)	1.83
2nd Buyback Program	24,058	46,242	1.92	2.00	1.84
Share Cancellation	(24,058)	(46,242)	1.92
3rd Buyback Program	18,277	46,424	2.54	2.65	2.46
Share Cancellation	(18,277)	(46,424)	2.54
4th Buyback Program	862	36,206	42.00	42.81	41.59
Share Cancellation	(862)	(36,206)	42.00

	-	-

Common Shares

1st Buyback Program	5,887	19,097	3.24	3.41	3.12
Share Cancellation	(5,887)	(19,097)	3.24
2nd Buyback Program	5,298	16,144	3.05	3.29	2.97
Share Cancellation	(3,548)	(10,812)	3.05
3rd Buyback Program	3,193	11,287	3.53	3.62	3.52
Share Cancellation	(1,443)	(5,102)	3.54
Sale of Shares	(180)	(605)	3.36
	3,320	10,912

Reverse Split of Shares (1/20)	166	10,912	65.73

4th Buyback Program	52	2,730	52.50	52.94	51.73
Share Cancellation	(52)	(3,270)	62.88
5th Buyback Program	3	314	97.97	98.83	85.00
	169	10,686

Reverse Split of Shares(1/50) and Splitting(1/200)	677	10,686	15.79
5th Buyback Program	216	6,311	29.23	30.00	28.50
Sale of Shares	(893)	(16,996)	19.04
5th Buyback Program	102	2,971	29.13	30.00	25.59
Sale of Shares	(19)	(568)	29.89

	83	2,404
5th Buyback Program	369	11,254	30.14	32.00	29.25

	452	13,658

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

(e)        Stock option plan

The Extraordinary General Meeting held on April 16, 2007, approved a stock option plan, whose management is incumbent upon the Management Committee established by the Board of Directors and composed of its members.

The Stock Option Plan initiated in 2007 (“2007 Program”) grants to its beneficiaries, a total corresponding up to 1.9% of the subscribed and paid-up capital stock, representing 350,000 common shares granted within the scope of the 2007 Program. Options may be exercised as of October 1, 2007, in four equal annual tranches. In view of the reverse split and simultaneous share split occurred on January 18, 2010, the 2007 Program now is represented by 1,400,000 common shares.

On September 4, 2009, the Management Committee approved the following changes in the format of 2007 Program, maintaining the conditions already ruled: (a) to adjust the number of options granted to the beneficiaries of the 2007 Program due to the Company share reverse split at the 20:1 ratio, approved by the Extraordinary General Meeting held on October 17, 2007; (b) to adjust the options strike price from R$51.20 to R$45.00; (c) to change the index that adjusts for inflation the options strike price from IGP-M to IPCA to be applied over the strike price of the next annual tranches related to the 2007 Program; (d) to determine the discontinuance of the obligation to allocate a minimum amount of the annual bonus to acquire shares deriving from options whose initial grace period has already elapsed.

The changes outlined above will be applicable as from the second tranche, whether or not the initial grace periods of the corresponding annual tranches have elapsed or not.

            Expenses referring to the fair value of options granted and recorded in the income for quarter ended September 30, 2010,  according to the term elapsed for the vesting right to exercise the options stood at R$573 (R$9,730 on September 30, 2009).

The stock options of the Company are qualified to be treated as equity instrument, according to CVM Resolution 562/08, which approved the Technical Pronouncement CPC 10 – Share-Based Payment (“CPC-10”).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

Fair value of options was recalculated on September 4, 2009, date of the abovementioned changes, using the Black & Scholes option pricing model, pursuant to Paragraph 27 of CPC 10, and considered the following weighted average assumptions:

	1st Tranche	Tranches 2, 3 and 4 Weighted

Strike price (R$) (*):	51.20	45.00
Market price (R$) (*):	64.00	79.00
Fair value of the options	14.13	37.31
Share price volatility:	19.64%	17.59%
Risk-free rate of return:	11.08%	11.07%
Dividend yield:	1.40%	1.50%

(*) On the plan granting date, in relation to the first tranche and on the date the plan is changed to other tranches

On September 30, 2010, only the options referring to the 4th tranche are under the vesting period not completed yet.

The remunerations costs of the 2007 Program to be recognized by the one-month remaining weighted average term amounted to approximately R$3.

The  market value of the common shares on the last business day of September 2010 was R$32.50 per share.

In March 2010, the beneficiaries of the program purchased 892,700 common shares at their average unit fair value of R$12.06. This purchase resulted in an adjustment of R$6,227 against the Capital Reserve, in view of the fair value practiced in the options.

In June 2010, the beneficiaries exercised the program for the purchase of 19,500 common shares at their average unit fair value of R$11.16. This purchase generated an adjustment of R$351 against the capital reserve, in view of the fair value practiced in the options.

TODO’s Extraordinary General Meeting held on October 29, 2008 approved the stock option plan to the management, issuing 800 new registered common shares, with no par value. Up to date, no options have been granted to managers.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

 (f)       Reverse split of shares

First reverse split of shares

At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, at the ratio of 20 shares for 1 share of the same type. As per the notice to shareholders, a term of until November 16, 2007 was granted to carry out share positions adjustments. The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

Share fractions resulting from reverse split were divided, grouped into whole numbers and sold at Bovespa auction on August 13, 2008, as per Notice to the Market dated August 12, 2008. The amounts resulting from this auction totaled R$22,106, out of which R$5,762 were transferred to shareholders of fractioned shares. The R$16,282 non-transferred amount corresponds to shareholders whose shares are either blocked or their records are not updated and will be exclusively paid upon the presentation of the supporting documentation evidencing the unblocked shares and/or shareholder’s identification, whichever is the case.

Second reverse split of shares

The Extraordinary General Meeting held on October 27, 2009, approved the (i) share reverse split of shares at the 50:1 share ratio, in accordance with the respective types, and (ii) the simultaneous split of all existing shares at the 1:200 share ratio of the same type, pursuant to Article 12 of Law 6,404/76.

The reverse split of shares and simultaneous split aim at: (a) adjusting the shareholder base and decrease the administrative and operating costs for the Company and shareholders; (b) improving the efficiency of records, controls and reporting systems; (c) diminishing the possibilities of errors of information and communication, improving services to the Company’s shareholders; and (d) maintaining the quoted value of Company shares on the market at an attractive trading level, providing better liquidity to the Company shares on the market.

According to notice to shareholders, a term until January 15, 2010 was granted to carry out share positions adjustments. Once elapsed this term for shareholders adjusting their positions, eventual share fractions resulting from the reverse split, except for those which are expressed indicated by the holder that will not participate in the auction, would be reversely split into whole figures and sold in an auction to be held at BM&FBOVESPA S.A.

The information disclosed referring to the number of shares prior to this date does not include a retroactive effect of the share reverse split.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

From January 18, 2010, the shares representing the Company’s capital stock now are exclusively traded at the ratio resulting from the reverse split and simultaneous split of shares carried out on this date. The resulting amounts were 59,770,600 shares, 23,089,600 are common shares and 36,681,000 are preferred shares.

The Company fully sold the fraction of remaining shares, conducted the reverse split and split operations resolved at the Extraordinary General Meeting held on October 27, 2009, in auctions held on May 17, 2010, where 478,750 common shares and 98,466 preferred shares were sold and on May 24, 2010, 181,200 preferred shares were sold.

The sales amount of fractional shares amounted to R$18,707. According to the notice to shareholders, the financial amount refers to the operation made available to shareholders on June 4, 2010, amounting to R$8,398. For shareholders who were not paid due to blocked shares or outdated record, the amount will be retained by the Company and made available to corresponding shareholders for payment by submitting supporting unblocking and identification documentation.

(g)       Dividends

The Company’s Bylaws provides for the 25% allocation of net income for the year as minimum mandatory dividends after the necessary adjustments and according to the legal determinations.  The Company may also distribute quarterly dividends, provided that the total dividends paid do not exceed the value of its capital reserve.

The Annual General Meeting held on April 28, 2010 approved the proposal as to the allocation of net income for the year ended December  31,2009,  already included in the financial statements on that date, as follows:  (a) accumulated loss carryforward in the amount of R$11,084; (b) allocation of R$6,442 to the legal reserve; (c) distribution of dividends to the Company’s shareholders owning position on June 17, 2010, in the amount of R$90,000, and (d) allocation of R$32,390 to the statutory reserve.

The payment of dividends started on June 28, 2010, and has been made as of January 1, 2010, based on the Reference Rate (TR), and R$89,168 were paid up to September 30, 2010.

16        Risk Management and financial instruments

(a)              Classification and valuation of financial instruments

The Company’s policy for financial asset management is to constantly pursue the optimization of its profitability in line with risks by establishing criteria and indicators for adjustments of liquidity, market and credit risk.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

Liquidity Risk

The financial instruments that expose the Company to risks of credit concentration (liquidity risk) are mainly cash and cash equivalents and accounts receivable. The Company's entire cash and cash equivalents are held in the best financial institutions in Brazil. The Management evaluates that all its credit policies are prudent and reflect regular market and risk conditions. The Company’s Management does not foresee the non-compliance with agreements by the parties, therefore it does not require collateral securities.

Market Risk

Service revenues and costs have basically no exposure to foreign exchange variations, since they are not directly or indirectly pegged to the U.S. dollar.  However, risks related to foreign exchange do exist, since a significant portion of the Company’s capital expenditures consists of investments in IT equipment which, despite not being expressed in foreign currency, are indirectly impacted by  variations in foreign exchange rates because they contain imported parts.

Credit risk

Credit risk is the possibility of a party non-complying with its contractual obligations, resulting in financial losses to the Company. However, the credit risk is minimized due to the financial size of the companies to which TNL Contax provides services.

Moreover, the Company continuously monitors its receivables, reassessing, whenever necessary, its credit policies with the purpose of mitigating receivables losses. Whenever necessary, Contax records allowance for doubtful accounts for delinquent customers and applies the collection and negotiation procedures of overdue credits.

Interest rate risk

Risk of the Company incurring in losses derived from interest rate variations that increase the financial expenses related to liabilities raised on the market. The Company has not executed derivatives contracts to cover this risk, but it continuously monitors the market interest rates with the purpose of watching the eventual need of contracting these instruments.

(b)             Classification and valuation of the financial instruments

The Company operates with several financial instruments, especially financial investments, accounts receivable, suppliers, loans and financings and leasing.

Its financial assets must be classified into the following categories: measured by fair value through income (destined for trading), loans and receivables, held-to-maturity and available-for-sale securities. The financial liabilities are classified as measured by fair value or by its amortized cost.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

The classification depends on the purpose to which the financial instruments were acquired. Management determines the classification of its financial instruments at the initial recognition.

Cash and cash equivalents were not classified in the category of financial instruments, since they represent high liquid financial assets with an insignificant risk of change in value.

On September 30 and June 30, 2010, the classification of financial instruments can be summarized as follows:

09/30/2010 and 06/30/2010

Accounts receivable	Measured by the amortized cost method
Long-term financial investments	Measured by the amortized cost method
Restricted cash	Measured by the amortized cost method
Suppliers	Measured by the amortized cost method
Loans and financing	Measured by the amortized cost method

(i)    Measured by fair value through income (destined for trading)

The financial assets measured at fair value through income are financial assets held for active and usual trading. The assets of this category are classified as current assets. Gains or losses resulting from variations in fair value of financial assets, measured at fair value through income, shall be presented in the statement of income under “financial result” in the period they occurred, unless the instrument has been contracted in connection with other operation. In this case, the variations are recognized under the same item of income affected by said operation. On September 30, 2010, the Company had no financial assets held for active and usual trading.

(ii)        Loans and receivables

This category includes loans granted and receivables which are non-derivative financial assets with fixed or determinate payments, not quoted in an active market. These are included as current assets, except for those with maturity exceeding twelve months after the balance sheet date (these are classified as non-current assets). Loans and receivables are accounted by amortized cost, using the real interest rate method.

(iii)       Held-to-maturity financial assets

These are basically the financial assets that cannot be classified as loans and receivables, since they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial capacity to be held in portfolio up to maturity. These are measured by acquisition cost, accrued of yields earned with corresponding entry to income for the year. On September 30, 2010, the Company has held-to-maturity financial assets.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

(iv)      Available-for-sale financial assets

The available-for-sale financial assets are non-derivatives which are designated in this category, or which are not classified in any other category. They are included in non-current assets, unless Management intends to divest within twelve months after the balance sheet date. Available-for-sale financial assets are recorded by their fair value. The interest of available-for-sale securities, calculated using the real interest rate method are recognized in the statement of income as financial revenues. The portion corresponding to the variation in the fair value is recorded against shareholders’ equity, in the adjustment to assets valuation account, being realized against income upon its settlement or due to permanent loss. On September 30, 2010, the Company did not have available-for-sale financial assets.

(c)               Fair value of financial instruments

The fair value of publicly-quoted investments is based on current purchase prices. For financial instruments without active market or public quote, the Company establishes the fair value through valuation techniques. These techniques include the use of recent operations contracted with third parties, reference to other instruments which are substantially similar, the analysis of discounted cash flows and the option pricing models making use of as much information as possible generated by the market and relying very little on information generated by the entity’s Management.

On the balance sheet date, the Company evaluates if there is any objective evidence that a financial asset or a group of financial assets is recorded at a value higher than its recoverable value. If there is any evidence concerning the available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any loss for realization of this financial asset previously recognized in income – is excluded from equity and recognized in the statement of income.

On September 30 and June 30, 2010, the book and fair values of the financial instruments are shown as follows:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

	30/09/2010
	Parent Company		Consolidated
	Book value	Fair value	Book value	Fair value

Cash and cash equivalents	73,084	73,084	306,522	306,522
Restricted cash	-	-	2,006	2,006
Financial investments	47,548	47,549	64,075	64,075
Accounts receivable	-	-	173,004	173,004
Other receivables	11	11	69,933	69,933

	30/06/2010
	Parent Company		Consolidated
	Book value	Fair value	Book value	Fair value

Cash and cash equivalents	83,743	83,743	345,843	345,843
Restricted cash	-	-	-	-
Financial investments	46,513	46,513	46,513	46,513
Accounts receivable	-	-	140,921	140,921
Other receivables	320	320	57,440	57,440

As accounts receivable and payable on average are settled within a 30-day term, the book values substantially represent the fair values on the balance sheet dates.

The Company has a loan with BNDES (Note 11), not included in the note above, since this type of financing does not have fair value calculation in Brazil.

(d)              Sensitivity analysis to CDI rate variation

The Company maintains a significant portion of its debt and cash and cash equivalents indexed to CDI variation. On September 30, 2010, the Company recorded a net cash of R$73,084 in the Parent Company and of R$25,640 in the Consolidated, represented by cash and cash equivalents, net of loans and financing, leasing.

The market expectation, as per data published by Brazilian Central Bank (Focus Report), with reference date as of October 22, 2010, pointed an effective median rate (Top 5) of Selic estimated at 11.50%, a probable scenario for 2011, against the effective rate of 10.75% verified on September 30, 2010.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

In addition, the Company carried out sensitivity tests for adverse scenarios, taking into account rate deterioration by 25% or 50% higher than the probable scenario, as per chart below:

	Parent Company
	Probable	Scenario I -25%	Scenario II - 50%
Operation	scenario	deterioration	deterioration

Effective rate on September 30, 2010	10.75%	10.75%	10.75%
Net cash (i)	73,084	73,084	73,084
CDI estimated annual rate	11.50%	8.63%	5.75%
Annual effect on net debt:
Decrease	-	(1,553)	(3,654)
Increase	548	-	-

	Consolidated
	Probable	Scenario I -25%	Scenario II - 50%
Operation	scenario	deterioration	deterioration

Effective rate on September 30, 2010	10.75%	10.75%	10.75%
Net cash (ii)	25,640	25,640	25,640
CDI estimated annual rate	11.50%	8.63%	5.75%
Annual effect on net debt:
Decrease	-	(545)	(1,282)
Increase	192	-	-

(i)     The net cash considers the amount of R$73,084 related to cash and cash equivalents without reporting debts on September 30, 2010.

(ii)    Net cash considers the amount of R$306,522 related to cash and cash equivalents and R$274,743 related to loans and financing and R$6,139 related to leasing.

(e)              Derivatives

On September 30, 2010 and June 30, 2010, the Company did not operate derivative financial instruments.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

(f)               Cash and Cash Equivalents

The recorded values are close to the realization or settlement values. Cash surplus is invested, in line with treasury policies, and periodically revalued.

(g)              Financing

On August 23, 2007, Contax signed a loan agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, training human resources, improving the quality of services, productivity and investing in marketing actions (Note 11).

On March 12, 2010, Contax entered into a new loan agreement with BNDES in the amount of R$323,552, allocated to investments to expand the installed capacity, revamp facilities, implement quality programs, train human resources and investments to acquire domestic machinery and equipment. (Note 11)

In March 2010, Contax entered into a financing agreement with Banco do Nordeste (“BNB”) for the amount of R$51,000 for the purpose of financing the implementation of a new operating unit in Recife (Note 11).

(h)              Leasing

The subsidiary Contax has several leasing, IT equipment, furniture agreements, whose payments were separated between financial charges and decrease in liabilities, pursuant to Law 11,638/07 (Note 12).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

17        Related Parties - (Consolidated)

The main transactions between related parties may be summarized below:

										09/30/2010

				Brasil	Brasil	Paggo
	Oi	Oi	Oi	Telecom	Telecom	Administradora	Paggo
	Fixa	Móvel	Internet	Fixa	Móvel	de Crédito	Acquirer	Way TV	BNDES	Total
Assets
Accounts receivable	12,827	11,637	222	5,134	5,726	81	5	116		35,748
Credits Receivable - contingencies	9,449	-	-	-	-	-	-	-		9,449
Dividends	-	-	-	-	-	-	-	-		-

	22,276	11,637	222	5,134	5,726	81	5	116		45,197
Liabilities
Suppliers	4,992	722								5,714
Loans and
Financing(Note 11)									234,247	234,247

	4,992	722							234,247	239,961

	6-month period ended on 9/30/2010

Revenues
Cost of services rendered	543,957	273,152	13,970	31,868	58,759	9,622	583	8,158		940,069

Costs and expenses
Cost of services rendered	(20,881)	(5,785)								(26,666)
Financial expenses (Note 5)									(4,124)	(4,124)

	(20,881)	(5,785)							(4,124)	(30,790)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL STATEMENTS (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2010	Brazilian Corporation Law

01910-0                                  CONTAX PARTICIPAÇÕES S/A                                    04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS      (In thousands of reais except when otherwise indicated)

										06/30/2010

				Brasil	Brasil
	Oi	Oi	Oi	Telecom	Telecom	Paggo	Paggo
	Fixa	Móvel	Internet	Fixa	Móvel	Adm. Crédito	Acquirer	Way TV	BNDES	Total
Assets
Accounts receivable	3,890	2,820	88	4,182	11,455	31	5	37		22,508
Credits Receivable - contingencies	8,896									8,896
Dividends										-

	12,786	2,820	88	4,182	11,455	31	5	37		31,404
Liabilities
Suppliers	3,971	1,174								5,145
Loans and
Financing(Note 11)									247,884	247,884

	3,971	1,174							247,884	253,029

	6-month period ended on 9/30/2009

	Oi	Oi	Brasil	Brasil	Oi	Paggo	Paggo	Paggo	Amazônia
	Fixa	Móvel	CAP	Veículos	Internet	Acquirer	Adm. Cartões	Adm. Crédito	Celular	Way TV	BNDES	Total
Revenues
Cost of services rendered	494,985	267,230	5,149	6,192	2,854	625	(4)	9,756	1,361	4,775		792,922

Costs and expenses
Cost of services rendered	(22,366)	(5,437)										(27,803)
Financial expenses (Note 5)											(13,043)	(13,043)

	(22,366)	(5,437)									-	(40,846)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

01910-0 – CONTAX  PARTICIPAÇÕES S/A                                                                            04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS                                           (In thousands of reais, except when otherwise indicated)

(a)        Remuneration of Key Management Personnel

Short-term benefits

Short-term benefits include fixed compensation (salaries and fees, paid vacations, thirteenth salary and private pension plan), social charges (contributions to social security - INSS, FGTS, among others) and variable compensation (profit sharing).

Share-based compensation

The members of the Company's Management (chief executive officer and executive officers pursuant to Bylaws/Articles of Incorporation) participate in the Stock Option Plan (Note15(e)).

Others

The Company does not have additional post-employment obligations, and it does not offer other long-term benefits, such as length of service leave and other length of service benefits. The Company also does not offer other benefits upon the termination of the top management’s labor agreements, besides those agreements envisaged by the Brazilian labor legislation in force.

Pursuant to the Brazilian Corporation Law and the Company’s Bylaws, it shall be incumbent upon shareholders at the General Meeting to establish the Management’s annual global compensation. The Board of Directors shall distribute the amount among the Management members.

During the six-month periods ended September 30, 2010 and 2009, the Management compensation (i.e. board members and statutory officers) paid or payable is detailed below:

	30/09/2010	30/09/2009

Payroll and charges	2,692	3,071
Fees	1,234	1,155
Profit sharing	7,142	3,150
	11,068	7,376

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

01910-0 – CONTAX  PARTICIPAÇÕES S/A                                                                            04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS                                           (In thousands of reais, except when otherwise indicated)

18        Insurance Coverage

The Company and its subsidiaries have a risk management program aiming at minimizing risks, obtaining in the market coverage compatible with its size and operations. Coverage was contracted by amounts deemed as sufficient by Management to cover any eventual losses and casualties, taking into account the nature of its operations, the risks involved in its operations and the guidance of its insurance brokers, ensuring the integrity of assets and the continuity of its operations.

In the six-month period ended September 30, 2010, the Company had the following main insurance policies contracted with third-parties:

	Secured
Branches	amounts	Maturity

Management and officers civil liability (i)	169,340	01.13.2011
Fire of property, plant and equipment	97,000	06.15.2011
Loss of profits	47,556	06.15.2011
General civil liability	10,000	06.15.2011

(i) Maximum limit of guarantee set at US$100 million.

19        Subsequent Event

New stock option plan

In a meeting, the Stock Option Plan Administration Committee approved the creation of a Company Stock Option Program for 2010 (“2010 Program”) in accordance with the Company’s Stock Option Plan (“Plan”), pursuant to article 168, paragraph 3, of Law 6,404/76, which provides that the Company may, within the limits of its authorized capital, and in accordance with the Plan approved at the General Meeting, grant stock options to its managers or employees. Administration of the 2010 Program is incumbent upon the Administration Committee, as defined by the Board of Directors, and is composed of members thereof.

The main goal of the 2010 Program is to attract executives to the Company and to its direct or indirect subsidiaries, aiming to align the executives’ interests with those of the shareholders, in addition to sharing the risks inherent to the capital markets.

The 2010 Program grants beneficiaries a total volume equivalent to 3.1% of the Company’s total capital stock at the time of approval, corresponding to 2,244,611 common shares.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                         Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

01910-0 – CONTAX  PARTICIPAÇÕES S/A                                                                            04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS                                           (In thousands of reais, except when otherwise indicated)

Beneficiaries may exercise their options over four annual equal tranches (“annual tranches”), each corresponding to 25% of the entire option granted, as defined in the agreements. The option related to the first annual tranche may be exercised as of October 1, 2010, and the other options may be exercised annually and successively as of October 1, 2011.

The strike price of the options will be R$25.00 per share, corresponding to the average share price over the last 30 trading days on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuras (“BVMF”) – the São Paulo Stock Exchange, to which a 15% discount was applied, as authorized by the Plan. The strike price of the options related to the annual tranches will be restated based on the Broad Consumer Price Index (IPCA) calculated by the IBGE (Brazilian Statistics and Geography Institute). Moreover, as of October 1, 2010, Management will use the Black & Scholes’ options pricing model to calculate the fair value of the options and the corresponding booking thereof.

The annual tranches may be exercised in whole or in part up to the final term, which shall be extinguished within four (4) years from the date when the last annual tranche may be exercised pursuant to the 2010 Program. After such term, the beneficiary will no longer be entitled to exercise the option in the annual tranches.

The Company's stock options are classified as equity instruments according to
CPC-10.

20        Authorization to conclude the Quarterly Financial Statements - ITR

The Company’s Board of Executive Officers and Board of Directors authorized the conclusion of this Quarterly Financial Statements (ITR) on October 26, 2010, which includes subsequent events, occurred up to this date that could impact this Quarterly Financial Statements (ITR).

*              *              *

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

02.01 – CONSOLIDATED BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 09/30/2010	4 - 06/30/2010

1	Total Assets	1,290,855	1,142,124
1.01	Current Assets	565,023	546,929
1.01.01	Cash and Cash Equivalents	306,522	345,843
1.01.02	Credits	173,004	140,921
1.01.02.01	Clients	173,004	140,921
1.01.02.02	Sundry Credits	-	-
1.01.03	Inventories	-	-
1.01.04	Other	85,497	60,165
1.01.04.01	Deferred and Recoverable Taxes	56,453	33,739
1.01.04.02	Court Deposits	144	-
1.01.04.03	Prepaid Expenses	14,711	14,886
1.01.04.04	Assets for Sale	-	-
1.01.04.05	Other Assets	14,189	11,540
1.02	Non-current Assets	725,832	595,195
1.02.01	Long-Term Assets	200,701	166,248
1.02.01.01	Sundry Credits	-	-
1.02.01.02	Credits with Related Parties	-	-
1.02.01.02.01	Direct and Indirect Associated Companies	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Parties	-	-
1.02.01.03	Other	200,701	166,248
1.02.01.03.01	Deferred and Recoverable Taxes	39,832	33,673
1.02.01.03.02	Court Deposits	81,823	74,206
1.02.01.03.03	Securities	64,075	46,513
1.02.01.03.04	Restricted Cash	2,006	-
1.02.01.03.05	Credits Receivable	10,576	10,022
1.02.01.03.06	Other Assets	2,389	1,834
1.02.02	Permanent Assets	525,131	428,947
1.02.02.01	Investments	74,365	-
1.02.02.01.01	Goodwill from Investments	74,365
1.02.02.01.02	In Direct/Indirect Associated Companies	-	-
1.02.02.01.03	In Subsidiaries	-	-
1.02.02.01.04	Other Investments	-	-
1.02.02.02	Property, Plant and Equipment	377,849	354,893
1.02.02.03	Intangible Assets	72,917	74,054
1.02.02.04	Deferred Charges	-	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

02.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 09/30/2010	4 - 06/30/2010

2	Total Liabilities	1,290,855	1,142,124
2.01	Current Liabilities	501,585	440,392
2.01.01	Loans and Financings	61,359	62,881
2.01.01.01	Loans in Domestic Currency	55,232	55,204
2.01.01.02	Leasing	6,127	7,677
2.01.02	Debentures	-	-
2.01.03	Suppliers	69,933	57,440
2.01.04	Taxes, Fees andContributions	85,906	50,392
2.01.04.01	Deferred Taxes Payable	85,906	50,392
2.01.05	Dividends Payable	3,192	3,218
2.01.06	Provisions	-	-
2.01.07	Debts with Related Parties	-	-
2.01.08	Other	281,195	266,461
2.01.08.01	Payroll, Charges and Employee Benefits	272,596	246,846
2.01.08.02	Obligations from Investment Acquisition	2,000	-
2.01.08.03	Other Liabilities	6,599	19,615
2.02	Non-current Liabilities	379,204	305,455
2.02.01	Long-term Liabilities	379,204	305,455
2.02.01.01	Loans and Financing	219,523	203,586
2.02.01.01.01	Loans in Domestic Currency	219,511	203,223
2.02.01.01.02	Leasing	12	363
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	85,594	74,855
2.02.01.04	Debts with Related Parties	-	-
2.02.01.05	Advance for Future Capital Increase	-	-
2.02.01.06	Other	74,087	27,014
2.02.01.06.01	Transfer to Shareholders	27,718	26,569
2.02.01.06.02	Tax payable	184	445
2.02.01.06.03	Obligations from Investment Acquisition	46,185	-
2.03	Deferred Income	-	-
2.04	Minority Interest	1,810	1,583
2.05	Shareholders' Equity	408,256	394,694
2.05.01	Paid-up Capital Stock	223,873	223,873
2.05.01.01	Capital Stock	223,873	223,873
2.05.02	Capital Reserves	13,634	13,406
2.05.02.01	Capital Reserves	9,311	9,311
2.05.02.02	Equity Instruments due to Share-Based Payments	4,323	4,095
2.05.03	Revaluation Reserve	-	-
2.05.04	Profit Reserves	96,172	107,427
2.05.04.01	Legal	21,907	21,907
2.05.04.02	Statutory	74,265	85,520
2.05.04.02.01	Statutory	87,924	87,924
2.05.04.02.02	Treasury Shares	(13,659)	(2,404)
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unrealized Profit	-	-
2.05.04.05	Profit Retention	-	-
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Assets Valuation Adjustment	-	-
2.05.06	Retained Earnings	74,577	49,988
2.05.07	Advance for Future Capital Increase	-	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

03.01 – CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - From 07/01/2010	4 - From 01/01/2010	5 - From 07/01/2009	6 - From 01/01/2009
		to 09/30/2010	to 09/30/2010	to 09/30/2009	to 09/30/2009
3.01	Gross Revenue From Sales and/or Services	667,027	1,898,011	586,323	1,703,692
3.02	Gross Revenue Deductions	(48,853)	(138,451)	(43,994)	(127,472)
3.03	Net Revenue From Sales and/or Services	618,174	1,759,560	542,329	1,576,220
3.04	Cost of Goods and/or Services Sold	(521,243)	(1,498,726)	(439,178)	(1,311,860)
3.05	Gross Income	96,931	260,834	103,151	264,360
3.06	Operating Expenses/Revenues	(49,670)	(136,403)	(51,926)	(144,719)
3.06.01	Selling	(6,720)	(19,051)	(6,033)	(21,143)
3.06.02	General and Administrative	(35,962)	(98,433)	(40,609)	(102,599)
3.06.03	Financial	(447)	56	(4,256)	(12,021)
3.06.03.01	Financial Income	7,979	21,976	5,128	18,464
3.06.03.02	Financial Expenses	(8,426)	(21,920)	(9,384)	(30,485)
3.06.04	Other Operating Revenues	6,895	12,829	2,071	8,338
3.06.05	Other Operating Expenses	(13,436)	(31,804)	(3,099)	(17,294)
3.06.06	Equity in the Earnings of Subsidiaries	-	-	-	-
3.07	Operating Income	47,261	124,431	51,225	119,641
3.08	Non-Operating Income	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income Before Taxation/Interest	47,261	124,431	51,225	119,641
3.10	Provision for Income Tax and Social Contribution	(23,098)	(51,920)	(19,988)	(40,559)
3.11	Deferred Income Tax	654	2,432	844	(2,385)
3.12	Statutory Interest/Contributions	-	-	-	-
3.12.01	Interest	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal Of Interest On Own Capital	-	-	-	-
3.14	Minority Interest	(227)	(366)	123	587
3.15	Income for the Period	24,590	74,577	32,204	77,284
	Number of Shares, Ex-Treasury (Thousand)	59,319	59,319	14,777	14,777
	Earnings per Share	0.41454	1.25722	2.17940	5.23014

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

04.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - From 07/01/2010	4 - From 01/01/2010	5 - From 07/01/2009	6 - From 01/01/2009
		to 09/30/2010	to 30/09/2010	to 09/30/2009	to 09/30/2009
4.01	Net Cash from Operating Activities	57,605	180,750	92,321	178,249
4.01.01	Cash Generated in the Operations	63,865	196,648	78,471	207,521
4.01.01.01	Net Income	24,589	74,577	32,204	77,284
4.01.01.02	Depreciation and Amortization	31,335	90,530	28,161	85,187
4.01.01.03	Accrued Interest Expenses	4,803	14,211	7,845	23,099
4.01.01.04	Monetary Variation (gain) loss, net	(160)	(975)	(265)	(1,384)
4.01.01.05	Contingencies and Other Provisions	5,113	21,449	2,374	10,704
4.01.01.06	Equity Instrument due to Share-Based Payment	228	573	8,973	9,729
4.01.01.07	Deferred Income Tax and Social Contribution	(2,231)	(4,008)	(844)	2,385
4.01.01.08	Minority Interest	227	364	(123)	(587)
4.01.01.09	(Gain) or Loss in the Sale of Fixed Assets	(39)	(73)	146	1,104
4.01.02	Variations in Assets and Liabilities	(6,260)	(15,898)	13,850	(29,272)
4.01.02.01	(Increase)/ Decrease in Accounts Receivable	(18,547)	(30,982)	(6,653)	(35,411)
4.01.02.02	(Increase)/Decrease in Prepaid Expenses	286	(2,644)	(5,166)	(5,499)
4.01.02.03	Increase/(Decrease) in Deferred Taxes	(19,222)	15,400	(17,757)	9,674
4.01.02.04	Increase/(Decrease) in Other Assets	(2,528)	(7,375)	(756)	(5,586)
4.01.02.05	Increase/(Decrease) in Payroll and Charges	18,536	67,564	22,777	47,549
4.01.02.06	Increase/(Decrease) in Suppliers	9,171	(10,422)	624	(19,664)
4.01.02.07	Increase/(Decrease) in Taxes Payable	21,250	(21,560)	19,333	(9,162)
4.01.02.08	Increase/(Decrease) in Other Liabilities	(9,938)	(11,335)	1,030	(260)
4.01.02.09	Interest Paid on Loans and Financing	(5,268)	(14,544)	418	(10,913)
4.01.03	Other	-	-	-	-
4.01.03.01	Financial Charges	-	-	-	-
4.02	Net Cash from Investment Activities	(99,844)	(195,455)	(24,320)	(121,077)
4.02.01	Non-Current Financial Investment	(18,410)	(38,333)	-	-
4.02.02	Restricted Cash	(2,006)	(2,006)	-	-
4.02.03	Purchase of Fixed Assets	(51,415)	(106,681)	(19,877)	(109,630)
4.02.04	Court Deposits	(8,013)	(28,512)	(4,456)	(11,468)
4.02.05	Sale of Fixed Assets	19	96	13	21
4.02.06	Acquisition of Contax Ability, net of cash included in the acquisition	(20,019)	(20,019)	-	-
4.03	Net Cash from Financing Activities	2,918	(36,626)	(12,521)	(73,932)
4.03.01	Short-Term Loans	-	-	-	-
4.03.02	Long-Term Loans	16,288	69,990	-	260
4.03.03	Leasing Payment	(2,090)	(8,068)	(12,515)	(25,021)
4.03.04	Distribution of Dividends	(26)	(88,998)	(6)	(49,171)
4.03.05	Share Buyback	(11,254)	(20,536)	-	-
4.03.07	Sale of Shares	-	10,986	-	-
4.04	Exchange Variation on Cash and Cash Equivalents	-	-	-	-
4.05	Increase(Decrease) in Cash and Cash Equivalents	(39,321)	(51,331)	55,480	(16,760)
4.05.01	Opening Balance of Cash and Cash Equivalents	345,843	357,853	283,688	355,928
4.05.02	Closing Balance of Cash and Cash Equivalents	306,522	306,522	339,168	339,168

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 – ITEM	2 – NATURE OF SUBSIDIARY/AFFILIATE	3 – CNPJ (Corporate Taxpayer’s ID)	4 – CLASSIFICATION	5 – INTEREST IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS’ EQUITY - %
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES HELD IN CURRENT QUARTER		8 – NUMBER OF SHARES HELD IN PREVIOUS QUARTER

01	CONTAX S.A.	02.757.614/0001-48	Closely-Held Corporation	100.00	100.00
COMMERCIAL, INDUSTRIAL OTHER TYPES OF COMPANY		309,550		309,550

02	TODO SOLUÇÕES EM TECNOLOGIA S.A.	10.451.982/0001-91	Closely-Held Corporation	80.00	80.00
COMMERCIAL, INDUSTRIAL OTHER TYPES OF COMPANY		10		10

03	ABILITY COMUNICAÇÃO INTEGRADA LTDA	04.505.759/0001-87	LTDA	100.00	100.00
COMMERCIAL, INDUSTRIAL OTHER TYPES OF COMPANY

04	CONTAX ARGENTINA	30-71142667-8	LTDA	100.00	100.00
COMMERCIAL, INDUSTRIAL OTHER TYPES OF COMPANY

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

SUBSIDIARY

CORPORATE NAME CONTAX S.A.

18.01 – DIRECT SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - From 07/01/2010	4 - From 01/01/2010	5 - From 07/01/2009	6 - From 01/01/2009
		to 09/30/2010	to 09/30/2010	to 09/30/2009	to 09/30/2009
3.01	Gross Revenue From Sales and/or Services	667,027	1,898,011	586,323	1,703,692
3.02	Gross Revenue Deductions	(48,853)	(138,451)	(43,994)	(127,472)
3.03	Net Revenue From Sales and/or Services	618,174	1,759,560	542,329	1,576,220
3.04	Cost of Goods and/or Services Sold	(521,243)	(1,498,726)	(439,178)	(1,311,860)
3.05	Gross Income	96,931	260,834	103,151	264,360
3.06	Operating Expenses/Revenues	(52,278)	(141,665)	(43,976)	(135,882)
3.06.01	Selling	(6,723)	(19,052)	(6,033)	(21,143)
3.06.02	General and Administrative	(35,113)	(95,686)	(30,951)	(90,566)
3.06.03	Financial	(3,900)	(7,986)	(5,971)	(15,278)
3.06.03.01	Financial Income	4,514	13,704	3,406	15,789
3.06.03.02	Financial Expenses	(8,414)	(21,690)	(9,377)	(31,067)
3.06.04	Other Operating Revenues	6,881	12,809	2,071	8,338
3.06.05	Other Operating Expenses	(13,423)	(31,750)	(3,092)	(17,233)
3.06.06	Equity in the Earnings of Subsidiaries	-	-	-	-
3.07	Operating Income	44,653	119,169	59,175	128,478
3.08	Non-Operating Income	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income Before Taxation/Interest	44,653	119,169	59,175	128,478
3.10	Provision for Income Tax and Social Contribution	(22,359)	(50,550)	(19,898)	(40,469)
3.11	Deferred Income Tax	979	3,027	1,011	(2,339)
3.12	Statutory Interest/Contributions	-	-	-	-
3.12.01	Interest	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal Of Interest On Own Capital	-	-	-	-
3.14	Minority Interest	(227)	(364)	123	587
3.15	Income for the Period	23,046	71,282	40,411	86,257
	Number of Shares, Ex-Treasury (Thousand)	309,550	309,550	309,550	309,550
	Earnings per Share	0.07445	0.23028	0.13055	0.27865

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

SUBSIDIARY

CORPORATE NAME TODO SOLUÇOES EM TECNOLOGIA S.A.

18.02 – INDIRECT SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - From 07/01/2010	4 - From 01/01/2010	5 - From 07/01/2009	6 - From 01/01/2009
		to 09/30/2010	to 09/30/2010	to 09/30/2009	to 09/30/2009
3.01	Gross Revenue From Sales and/or Services	26,540	74,330	19,992	34,541
3.02	Gross Revenue Deductions	(2,229)	(5,404)	(1,330)	(2,297)
3.03	Net Revenue From Sales and/or Services	24,311	68,926	18,662	32,244
3.04	Cost of Goods and/or Services Sold	(20,159)	(60,859)	(17,250)	(28,834)
3.05	Gross Income	4,152	8,067	1,412	3,410
3.06	Operating Expenses/Revenues	(2,421)	(6,581)	(2,026)	(6,346)
3.06.01	Selling	(185)	(251)	-	-
3.06.02	General and Administrative	(2,263)	(6,567)	(2,026)	(6,415)
3.06.03	Financial	65	365	39	134
3.06.03.01	Financial Income	358	690	59	166
3.06.03.02	Financial Expenses	(293)	(325)	(20)	(32)
3.06.04	Other Operating Revenues	-	-	-	-
3.06.05	Other Operating Expenses	(38)	(128)	(39)	(65)
3.06.06	Equity in the Earnings of Subsidiaries	-	-	-	-
3.07	Operating Income	1,731	1,486	(614)	(2,936)
3.08	Non-Operating Income	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income Before Taxation/Interest	1,731	1,486	(614)	(2,936)
3.10	Provision for Income Tax and Social Contribution	(416)	(521)	-	-
3.11	Deferred Income Tax	(181)	855	-	-
3.12	Statutory Interest/Contributions	-	-	-	-
3.12.01	Interest	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal Of Interest On Own Capital	-	-	-	-
3.14	Minority Interest	-	-	-	-
3.15	Income for the Period	1,134	1,820	(614)	(2,936)
	Number of Shares, Ex-Treasury (Thousand)	10	10	10	10
	Earnings per Share	113.40000	182.00000	(61.40000)	(293.60000)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

SUBSIDIARY

CORPORATE NAME CONTAX ABILITY COMUNICAÇÃO INTEGRADA LTDA

18.03 – INDIRECT SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - From 07/01/2010
		to 09/30/2010
3.01	Gross Revenue From Sales and/or Services	8,088
3.02	Gross Revenue Deductions	(1,103)
3.03	Net Revenue From Sales and/or Services	6,985
3.04	Cost of Goods and/or Services Sold	(3,444)
3.05	Gross Income	3,541
3.06	Operating Expenses/Revenues	(2,898)
3.06.01	Selling	(96)
3.06.02	General and Administrative	(2,838)
3.06.03	Financial	10
3.06.03.01	Financial Income	20
3.06.03.02	Financial Expenses	(10)
3.06.04	Other Operating Revenues	34
3.06.05	Other Operating Expenses	(8)
3.06.06	Equity in the Earnings of Subsidiaries	-
3.07	Operating Income	643
3.08	Non-Operating Income	-
3.08.01	Revenues	-
3.08.02	Expenses	-
3.09	Income Before Taxation/Interest	643
3.10	Provision for Income Tax and Social Contribution	72
3.11	Deferred Income Tax	(231)
3.12	Statutory Interest/Contributions	-
3.12.01	Interest	-
3.12.02	Contributions	-
3.13	Reversal Of Interest On Own Capital	-
3.14	Minority Interest	-
3.15	Income for the Period	484
	Number of Shares, Ex-Treasury (Thousand)	10
	Earnings per Share	48.40000

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

ITR – Quarterly Financial Statements                                                                                   Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                   Reference Date 09/30/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

SUBSIDIARY

CORPORATE NAME CONTAX ARGENTINA LTDA

18.04 – INDIRECT SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 09/30/2010

3.01	Gross Revenue From Sales and/or Services	-
3.02	Gross Revenue Deductions	-
3.03	Net Revenue From Sales and/or Services	-
3.04	Cost of Goods and/or Services Sold	(40)
3.05	Gross Income	(40)
3.06	Operating Expenses/Revenues	(1)
3.06.01	Selling	-
3.06.02	General and Administrative	-
3.06.03	Financial	(1)
3.06.03.01	Financial Income	-
3.06.03.02	Financial Expenses	(1)
3.06.04	Other Operating Revenues	-
3.06.05	Other Operating Expenses	-
3.06.06	Equity in the Earnings of Subsidiaries	-
3.07	Operating Income	(41)
3.08	Non-Operating Income	-
3.08.01	Revenues	-
3.08.02	Expenses	-
3.09	Income Before Taxation/Interest	(41)
3.10	Provision for Income Tax and Social Contribution	-
3.11	Deferred Income Tax	-
3.12	Statutory Interest/Contributions	-
3.12.01	Interest	-
3.12.02	Contributions	-
3.13	Reversal Of Interest On Own Capital	-
3.14	Minority Interest	-
3.15	Income for the Period	(41)
	Number of Shares, Ex-Treasury (Thousand)	10
	Earnings per Share	(4.10000)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 27, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.